Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211678

PROXY STATEMENT	PROSPECTUS OF
OF TREASURE STATE BANK	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Treasure State Bank Shareholders:

As you may know, the boards of directors of Treasure State Bank (“TSB”) and Glacier Bancorp, Inc. (“Glacier”) have agreed on a merger of TSB with and into Glacier Bank, Glacier’s subsidiary, subject to approval of TSB shareholders.

Under the terms of the Agreement and Plan of Merger, dated April 20, 2016, Glacier will issue to TSB’s shareholders a combination of shares of Glacier common stock and a cash payment, with each portion of the merger consideration being subject to adjustment as provided in the merger agreement and described in the attached proxy statement/prospectus.

Under the merger agreement, each outstanding share of TSB common stock will be exchanged for a “unit” comprised of a number of shares of Glacier common stock (0.2030 shares) and an amount of cash ($1.9570), each determined and subject to adjustment in accordance with the merger agreement. The stock portion of each unit is subject to adjustment in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $19.00 (or less than $19.99 if Glacier’s stock price has underperformed the KBW Regional Banking Index by more than 10 percent), or more than $27.05, in order to avoid termination of the merger agreement. The cash portion of each unit will be reduced on a pro rata basis to the extent TSB’s capital prior to the closing of the merger, calculated in accordance with the merger agreement, is less than an amount equal to $9,575,557. If TSB’s capital prior to closing of the merger is greater than the minimum amount required, TSB will, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special distribution in the amount of such excess, subject to certain possible tax-related limitations. For purposes of illustration only, as of June 7, 2016, TSB’s closing capital would have been $9,766,007, and TSB would have been entitled to distribute approximately $190,450 in cash to its shareholders prior to closing.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of each unit, and (ii) the average closing price for Glacier common stock is $27.44, which was the closing price of Glacier common stock on June 7, 2016, for each of your shares of TSB common stock, you will receive consideration with an estimated current value of $7.4482, consisting of a combination of $1.9570 in cash and Glacier common stock valued at $5.4912. Because the Glacier closing price on June 7, 2016 was above $27.05, this example assumes an adjustment of the stock portion of each unit as described above. The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and thus we cannot predict whether such average closing price will be above or below $27.05. TSB common stock is quoted on the over-the-counter markets (“OTC Markets”) via the OTC Pink marketplace (“OTC Pink”) but is not actively traded. According to the OTC Pink, the most recent transaction in TSB common stock occurring prior to the announcement of the proposed merger was on February 29, 2016 at a price of $5.00 per share. Assuming the exchange of all outstanding TSB common stock for stock and cash in accordance with the merger agreement, TSB shareholders will own approximately 0.5% of Glacier’s outstanding common stock following the merger.

We will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of TSB will be held on July 20, 2016, at 8:00 a.m. local time, at 3660 Mullan Road, Missoula, Montana. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

On behalf of the board of directors of TSB, I recommend that you vote FOR approval of the merger agreement.

/s/ James A. Salisbury
James A. Salisbury
Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or TSB and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated June 17, 2016 and is first being mailed to

TSB shareholders on or about June 17, 2016.

TREASURE STATE BANK

3660 Mullan Road

Missoula, Montana 59808

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 20, 2016

TO THE SHAREHOLDERS OF TREASURE STATE BANK:

A special meeting of shareholders of Treasure State Bank (“TSB”) will be held on Wednesday, July 20, 2016, at 8:00 a.m. local time, at 3660 Mullan Road, Missoula, Montana. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 20, 2016, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, and TSB, under the terms of which TSB will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	To approve one or more adjournments of the TSB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of TSB common stock at the close of business on June 6, 2016, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of TSB’s outstanding common stock is required for approval of the merger agreement. Certain directors of TSB owning 343,874 shares of TSB common stock (approximately 19.37% of TSB’s outstanding common stock) have signed agreements to vote their shares in favor of the merger agreement. As of June 6, 2016, there were 1,775,295 shares of TSB common stock outstanding and entitled to vote at the special meeting.

TSB shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of TSB common stock under applicable provisions of Montana law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger agreement.

The board of directors of TSB has determined that the merger agreement is fair to and in the best interests of TSB and its shareholders and recommends that you vote FOR approval of the merger agreement. In that regard, the board of directors of TSB obtained an independent fairness opinion from D.A. Davidson & Co., which is attached as Appendix C to the proxy statement/prospectus that accompanies this notice.

You will receive instructions on how to exchange your shares of TSB common stock for the merger consideration prior to the closing of the merger.

By Order of the Board of Directors,

/s/ Anne Robinson
Anne Robinson, Secretary

Missoula, Montana

June 17, 2016

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to TSB shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of TSB for its special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

This document incorporates important business and financial information about Glacier that is not included in or delivered with this document, including incorporating by reference documents that Glacier has previously filed with the SEC. See “Documents Incorporated by Reference” elsewhere in this document. You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: LeeAnn Wardinsky, Corporate Secretary

Telephone: (406) 751-4703

You will not be charged for the documents that you request. If you would like to request documents, please do so by July 5, 2016 in order to receive them before the TSB special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

Appendix A	–	Agreement and Plan of Merger
Appendix B	–	Montana Code Annotated Sections 35-1-826 through 35-1-839, Regarding Dissenters’ Rights
Appendix C	–	Opinion of D.A. Davidson & Co., Financial Advisor to TSB

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to help you decide how to vote your shares of Treasure State Bank (“TSB”) common stock with respect to the proposed merger with Glacier Bank, a wholly owned subsidiary of Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless TSB receives the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of TSB’s common stock. TSB is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. See “The Merger.” Information about the special meeting is contained in this document. See “TSB Special Shareholders Meeting.”

This document is both a proxy statement of TSB and a prospectus of Glacier. It is a proxy statement because the board of directors of TSB (the “TSB Board”) is soliciting proxies from TSB shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of TSB common stock as part of the consideration to be paid in the merger.

What will TSB shareholders receive in the merger?

Under the terms of the merger agreement, each share of TSB common stock will be exchanged for a “unit” comprised of 0.2030 shares of Glacier stock and $1.9570 in cash. Both the stock portion and the cash portion of each unit are subject to the adjustments described below.

The stock portion of each unit may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement.

The cash portion of each unit will be subject to adjustment depending on the “TSB Closing Capital,” as defined in the merger agreement, immediately prior to the closing of the merger. The merger agreement provides that, if the adjusted TSB Closing Capital is less than $9,575,557, the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency. For purposes of calculating “TSB Closing Capital,” to the extent TSB’s final transaction-related expenses exceed or are less than $1,100,000, the difference, on an after-tax basis, will be reflected as a pro forma adjustment to TSB’s actual capital.

If the adjusted TSB Closing Capital is greater than $9,575,557, TSB will, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special distribution in the amount of such excess, subject to certain possible tax-related limitations.

On June 7, 2016, the closing price of Glacier’s common stock was $27.44 per share. If the average closing price (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $27.05, Glacier may terminate the merger agreement, unless TSB elects to accept a reduction on a per-share basis in the number of shares of Glacier common stock to be issued in the merger. Based on the assumption that the average closing price is the price as of June 7, 2016, which was $27.44 per share, if TSB were to elect to accept such a reduction, the number of shares of Glacier stock to be issued for each TSB share in the merger would be reduced from 0.2030 to 0.2001.

Conversely, if the average closing price is (i) below $19.99 but not less than $19.00 and the price of Glacier common stock has underperformed KBW Regional Banking Index by more than 10%, or (ii) is below $19.00, TSB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock or cash to be issued in the merger. See “The Merger – Termination of the Merger Agreement.”

By voting to approve the merger agreement, TSB shareholders will give the TSB Board the authority to elect, with the advice of TSB’s legal counsel and its financial advisor, to cause TSB to accept a reduction in the number of shares of Glacier common stock to be issued in the merger, if the Glacier average closing price exceeds $27.05 as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

Under the merger agreement, each outstanding share of TSB common stock will be exchanged for a “unit” comprised of Glacier common stock (0.2030 shares) and cash ($1.9570). Each of the stock and cash portions of each unit will be subject to adjustment as described above.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the average closing price for Glacier common stock is $27.44 (which was the closing price for Glacier common stock on June 7, 2016), each share of TSB common stock would be exchanged for consideration with a total value equal to $7.4482, consisting of $1.9570 in cash and 0.2001 shares of Glacier common stock valued based on the average closing price above. The number of Glacier shares issued for each TSB share in this example reflects a reduction from 0.2030 shares to 0.2001 shares because the June 7, 2016 Glacier closing price was above $27.05 and assumes that Glacier requires, and TSB accepts, a lower exchange ratio as described above. The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and it cannot be predicted whether such average closing price will be above or below $27.05. See “The Merger – Merger Consideration.”

When will the merger occur?

We presently expect to complete the merger during the third quarter of 2016. The merger will occur after the approval of the merger agreement by the affirmative vote of holders of at least two-thirds (66 2/3%) of the shares of TSB common stock, after the merger has received regulatory approval and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement. Glacier and TSB are working toward completing the merger by August 31, 2016. If the merger does not occur for any reason by November 30, 2016, either Glacier or TSB may unilaterally terminate the merger agreement.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When and where will the special meeting take place?

TSB will hold a special meeting of its shareholders on Wednesday, July 20, 2016, at 8:00 a.m. local time, at 3660 Mullan Road, Missoula, Montana.

Who may vote at the special meeting?

The TSB Board has set June 6, 2016, as the record date for the special meeting. If you were the owner of TSB common stock at the close of business on June 6, 2016, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of TSB’s outstanding common stock. As described in this proxy statement, the directors of TSB have agreed to vote the shares they own in favor of the merger agreement. Such persons own approximately 19.37% of outstanding TSB common stock. See “TSB Special Shareholders’ Meeting” and “The Merger – Voting Agreement.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the TSB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if the votes cast in favor of the proposal exceed the votes against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of shares so represented may adjourn the special meeting.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of TSB common stock are held in your own name, you may change your vote as follows:

•	You may send a written notice to the Secretary of TSB stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares of TSB common stock are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to TSB’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares of TSB common stock, your shares of TSB common stock will be voted “FOR” approval of the merger agreement at the special meeting.

How does the TSB board of directors recommend that I vote?

The TSB Board recommends that TSB shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of TSB common stock can be voted at TSB’s special meeting of shareholders.

If my shares are held in “street name” by a broker, bank or other nominee, will my broker or nominee vote my shares for me?

No. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to TSB or by voting in person at the shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks and other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from you as the beneficial owner. If you are a TSB shareholder who owns shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the proposal to approve the merger agreement, which will have the same effect as a vote “AGAINST” the proposal.

Should I send in my common stock certificates now?

No. Please do not send your TSB common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your TSB common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the TSB Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and TSB expect to report the merger of TSB with and into Glacier Bank as a tax-free reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges the shareholder’s shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock(including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in the shareholder’s shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

Do I have appraisal or dissenters’ rights?

Yes. TSB shareholders are entitled to dissenters’ rights under Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. If you vote against the merger agreement and take certain other actions required by Montana law to exercise these rights, you will be entitled to have your shares of TSB common stock purchased at “fair value,” as determined in accordance with Montana law. Please read the section entitled “The Merger – Dissenters’ Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Treasure State Bank

3660 Mullan Road

Missoula, Montana 59808

ATTN: James A. Salisbury

Tel. No. (406) 543-8700

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and TSB

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier provides a full range of commercial banking services from 144 locations in Montana, Idaho, Wyoming, Colorado, Utah and Washington, operating through 13 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of March 31, 2016, Glacier had total assets of approximately $9.1 billion, total net loans receivable of approximately $5.1 billion, total deposits of approximately $7.0 billion and approximately $1.1 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2015 and quarterly report on Form 10-Q for the quarter ended March 31, 2016. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2015, and Glacier’s proxy statement for its 2016 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

Treasure State Bank

3660 Mullan Road

Missoula, Montana 59808

(406) 543-8700

Treasure State Bank is a Montana state-chartered bank, founded in January 2007. TSB operates from a single location in Missoula, Montana. TSB offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. TSB primarily serves individuals and small- to medium-sized businesses.

As of March 31, 2016, TSB had total assets of approximately $72.2 million, gross loans receivable of approximately $53.4 million, total deposits of approximately $58.4 million and approximately $9.6 million in shareholders’ equity.

For additional information, see “Information Concerning Treasure State Bank.”

The Merger

The merger agreement provides for the merger of TSB with and into Glacier Bank. In the merger, your shares of TSB common stock, if you do not dissent, will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of TSB. For additional information, see the discussion under the heading “The Merger” below.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of TSB common stock outstanding as of the date of the closing of the merger.

Under the merger agreement, each outstanding share of TSB will be exchanged for a “unit” comprised of Glacier common stock and cash, as follows:

•	Stock Portion: 0.2030 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $27.05, Glacier may elect to terminate the merger agreement, unless TSB elects to accept a decrease in the number of Glacier shares to be issued on a per-share basis, in order to avoid termination of the merger agreement. Conversely, if the average closing price is (i) below $19.99 but not less than $19.00 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) is below $19.00, TSB may elect to terminate the merger agreement, unless Glacier elects to increase the number of shares or amount of cash to be issued on a per-share basis, in order to avoid termination of the merger agreement. Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.”

•	Cash Portion: $1.9570 in cash, subject to adjustment as follows: If the adjusted “TSB Closing Capital” is less than $9,575,557, the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficit. The “TSB Closing Capital” is specifically defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to TSB’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, and calculated in the same manner in which TSB’s consolidated tangible equity capital at December 31, 2015 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in TSB’s balance sheet.

For purposes of calculating “TSB Closing Capital,” to the extent TSB’s final transaction-related expenses exceed or are less than $1,100,000, the difference, on an after-tax basis, will be reflected as a pro forma adjustment to TSB’s actual capital. See “The Merger – Merger Consideration – Cash Portion of Merger Consideration.”

The actual amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your shares of TSB common stock, if you do not dissent, will not be determined until shortly before the closing of the merger. See “The Merger – Merger Consideration.”

If the TSB Closing Capital is greater than $9,575,557, TSB will, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special distribution in the amount of such excess. The amount of such special distribution may be limited, however, to the extent necessary to cause the merger to qualify as a tax-free reorganization within the meaning of applicable provisions of the Internal Revenue Code.

Recommendation of TSB Board of Directors

The TSB Board unanimously recommends that holders of TSB common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of TSB’s reasons for the merger and the recommendations of the TSB Board, see “Background of and Reasons for the Merger – Recommendation of the TSB Board of Directors.”

Opinion of TSB’s Financial Advisor

D.A. Davidson & Co. (“Davidson”) has served as financial advisor to TSB in connection with the merger and has given an opinion to the TSB Board that, as of April 20, 2016, the consideration that TSB’s shareholders will receive for their shares of TSB common stock in the merger is fair, from a financial point of view, to TSB shareholders.

A copy of the opinion delivered by Davidson is attached to this document as Appendix C. You should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Davidson in providing its opinion.

The opinion is addressed to the TSB Board and is directed only to the fairness of the per-share consideration to the holders of TSB’s common stock from a financial point of view. It does not address the underlying business decision of TSB to engage in the merger or any other aspect of the merger and is not a recommendation as to how any TSB shareholder should vote with respect to the merger.

For further information, see “Background of and Reasons for the Merger – Opinion of Financial Advisor to TSB.”

Interests of TSB Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the TSB Board that TSB’s shareholders approve the merger agreement, you should be aware that certain members of TSB management have interests in the merger that are different from, or in addition to, their interests as TSB shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by directors of TSB; change-in-control benefits payable to Mr. James Salisbury, Ms. Anne Robinson and Mr. Jason Erickson, in accordance with existing employment or change-in-control agreements with TSB; and provisions in the merger agreement relating to indemnification of TSB directors. For a description of the interests of TSB’s directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The TSB Board was aware of these interests and took them into account in its decision to approve the merger agreement.

TSB Shareholders Dissenters’ Rights

Under Montana law, TSB shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of TSB common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Montana statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and TSB has agreed to use its reasonable best efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation and the Commissioner of the Montana Division of Banking and Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and TSB expect to complete the merger during the third quarter of 2016. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor TSB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or TSB may terminate the merger agreement either before or after the TSB special meeting, under certain circumstances. Among other things, the merger agreement provides that Glacier may terminate the merger agreement if the average trading price of its common stock, determined pursuant to the merger agreement, is above $27.05, unless TSB agrees to accept a reduced number of shares of Glacier common stock. If the average closing price is (i) below $19.99 but not less than $19.00 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) is below $19.00, TSB may elect to terminate the merger agreement, unless Glacier elects to increase the total number of shares or amount of cash to be issued, in order to avoid termination of the merger agreement. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $250,000. See “The Merger – Termination Fees.”

Break-Up Fee

The merger agreement provides that TSB must pay Glacier a break-up fee of $590,000 if the merger agreement is terminated (i) by Glacier because the TSB Board fails to recommend approval of the merger agreement by TSB’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the TSB Board due to its determination that an acquisition proposal received by TSB constitutes a “superior proposal,” as defined in the merger agreement, which is acted upon by TSB, or (iii) by Glacier because an acquisition event with respect to TSB has occurred. In addition, a break-up fee of $590,000 will be due if (1) Glacier terminates the merger agreement due to a failure of TSB’s shareholders to approve the merger agreement following a third party proposal to engage in, or enter into an agreement with respect to, an acquisition event, and (2) prior to one year after such termination, TSB enters into an agreement, or publicly announces its intention to engage in an acquisition event or within 18 months such an acquisition event will have occurred. It should be noted, however, that the failure of TSB’s shareholders to approve the merger agreement would not in and of itself trigger the obligation to pay the break-up fee, unless one of the foregoing factors also exists.

TSB agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire TSB. See “The Merger – Break-up Fee.”

TSB Shareholders’ Rights After the Merger

The rights of TSB shareholders are governed by Montana law, as well as by TSB’s articles of incorporation and bylaws. After completion of the merger, the rights of the former TSB shareholders receiving Glacier common stock in the merger will be governed by Montana law and by Glacier’s articles of incorporation and bylaws. Although Glacier’s articles of incorporation and bylaws are similar in many ways to TSB’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of TSB shareholders. See “Comparison of Certain Rights of Holders of Glacier and TSB Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the TSB special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the merger consideration that TSB shareholders will receive. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or TSB. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of TSB common stock in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average trading price is greater than $27.05 and Glacier elects to terminate the merger agreement, the TSB Board would make the decision, without resoliciting the vote of TSB shareholders, whether or not to elect to accept a decrease on a per-share basis in the number of Glacier shares to be issued in the merger in lieu of such termination. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits TSB’s ability to pursue other transactions and provides for the payment of a break-up fee if TSB does so.

While the merger agreement is in effect, subject to very narrow exceptions, TSB and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits TSB’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If TSB receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, TSB may be required to pay a $590,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Under certain conditions, the merger agreement requires TSB to pay a termination fee.

Under certain circumstances (generally involving TSB’s breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require TSB to pay a termination fee of $250,000. See “The Merger – Termination Fees.”

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Glacier and TSB have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed a number of mergers in the recent past, it is possible that the integration of TSB into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of TSB or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of TSB.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of TSB into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s amended and restated articles of incorporation contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and TSB Common Stock” for a description of Glacier’s potential takeover provisions.

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by a Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and subsequent Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and TSB’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	Glacier’s stock price could change before closing of the merger, due to among other things stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree competition in the geographic and business areas in which Glacier and TSB operate;

•	TSB’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or TSB or any person acting on behalf of Glacier or TSB are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor TSB undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011. The consolidated financial data of and for the three months ended March 31, 2016 and 2015 are derived from unaudited condensed consolidated financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2016. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	At or for the Fiscal Years Ended December 31
			2015	2014	2013	2012	2011
			Dollars in thousands, except per-share data
Summary of Operations:
Interest income	$84,381	$77,486	$319,681	$299,919	$263,576	$253,757	$280,109
Interest expense	7,675	7,382	29,275	26,966	28,758	35,714	44,494

Net interest income	76,706	70,104	290,406	272,953	234,818	218,043	235,615
Provision for loan losses	568	765	2,284	1,912	6,887	21,525	64,500

Net interest income after provision for loan losses	76,138	69,339	288,122	271,041	227,931	196,518	171,115
Noninterest income	24,252	22,693	98,761	90,302	93,047	91,496	78,199
Noninterest expenses(1)	62,356	55,497	236,757	212,679	195,317	193,421	191,965

Pre-tax net income(1)	38,034	36,535	150,126	148,664	125,661	94,593	57,349
Taxes(1)	9,352	8,865	33,999	35,909	30,017	19,077	7,265

Net income(1)	$28,682	$27,670	$116,127	$112,755	$95,644	$75,516	$50,084

Basic earnings per share(1)	$0.38	$0.37	$1.54	$1.51	$1.31	$1.05	$0.70
Diluted earnings per share(1)	$0.38	$0.37	$1.54	$1.51	$1.31	$1.05	$0.70
Cash dividends per share	$0.20	$0.18	$1.05	$0.98	$0.60	$0.53	$0.52
Statement of Financial Conditions:
Total assets	$9,120,742	$8,475,096	$9,089,232	$8,306,507	$7,884,350	$7,747,440	$7,187,906
Net loans receivable	5,067,122	4,557,813	4,948,984	4,358,342	3,932,487	3,266,571	3,328,619
Total deposits	7,016,194	6,458,792	6,945,008	6,345,212	5,579,967	5,364,461	4,821,213
Total borrowings	892,446	856,244	949,995	827,067	1,287,525	1,421,971	1,462,959
Shareholder’s equity	1,093,680	1,053,524	1,076,650	1,028,047	963,250	900,949	850,227
Book value per share	$14.36	$13.95	$14.15	$13.70	$12.95	$12.52	$11.82

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	At or for the Fiscal Years Ended December 31
			2015	2014	2013	2012	2011
			Dollars in thousands, except per-share data
Key Operating Ratios:
Return on average assets(1)	1.28%	1.36%	1.36%	1.42%	1.23%	1.01%	0.72%
Return on average equity(1)	10.53%	10.72%	10.84%	11.11%	10.22%	8.54%	5.78%
Average equity to average assets	12.14%	12.65%	12.52%	12.81%	11.99%	11.84%	12.39%
Net interest margin (tax equivalent)	4.01%	4.03%	4.00%	3.98%	3.48%	3.37%	3.89%
Non-performing over subsidiary assets	0.88%	1.07%	0.88%	1.08%	1.39%	1.87%	2.92%
Dividend payout ratio(1)	52.63%	48.65%	68.18%	64.90%	45.80%	50.48%	74.29%

(1)	Excludes 2011 goodwill impairment charge of $32.6 million ($40.2 million pre-tax). For additional information on the goodwill impairment charge see “Non-GAAP Financial Matters” below.

Non-GAAP Financial Measures

In addition to the results presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the table above contains certain non-GAAP financial measures. Glacier believes that providing these non-GAAP financial measures provides investors with information useful in understanding Glacier’s financial performance, performance trends, and financial position. While Glacier uses these non-GAAP measures in its analysis of Glacier’s performance, this information should not be considered an alternative to measurements required by GAAP.

	Year ended December 31, 2011
(Dollars in thousands, except per-share data)	GAAP	Goodwill Impairment Charge, Net of Tax	Non-GAAP
Non-interest expense	$232,124	(40,159)	191,965
Income before income taxes	$17,190	40,159	57,349
Income tax expense	$(281)	7,546	7,265
Net income	$17,471	32,613	50,084
Basic earnings per share	$0.24	0.46	0.70
Diluted earnings per share	$0.24	0.46	0.70
Return on average assets	0.25%	0.47%	0.72%
Return on average equity	2.04%	3.74%	5.78%
Dividend payout ratio	216.67%	(142.38)%	74.29%

The reconciling item between the GAAP and non-GAAP financial measures was the third quarter of 2011 goodwill impairment charge (net of tax) of $32.6 million.

•	The goodwill impairment charge was $40.2 million with a tax benefit of $7.6 million which resulted in a goodwill impairment charge (net of tax) of $32.6 million. The tax benefit applied only to the $19.4 million of goodwill associated with taxable acquisitions and was determined based on Glacier’s marginal income tax rate of 38.9%.

•	The basic and diluted earnings per share reconciling items were determined based on the goodwill impairment charge (net of tax) divided by the weighted average diluted shares of 71,915,073.

•	The goodwill impairment charge (net of tax) was included in determining earnings for both the GAAP return on average assets and GAAP return on average equity. The average assets used in the GAAP and non-GAAP return on average assets ratios were $6.9 billion and $6.9 billion, respectively, for the year ended December 31, 2011. The average equity used in the GAAP and non-GAAP return on average equity ratios were $858 million and $866 million, respectively, for the year ended December 31, 2011.

•	The dividend payout ratio is calculated by dividing dividends declared per share by basic earnings per share. The non-GAAP dividend payout ratio uses the non-GAAP basic earnings per share for calculating the ratio.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High	Low	Cash Dividends Declared
2012
First quarter	$15.50	$12.43	$0.13
Second quarter	$15.46	$13.66	$0.13
Third quarter	$16.17	$14.93	$0.13
Fourth quarter	$15.53	$13.43	$0.14

2013
First quarter	$18.98	$15.19	$0.14
Second quarter	$22.43	$17.44	$0.15
Third quarter	$25.05	$22.59	$0.15
Fourth quarter	$30.87	$24.23	$0.16

2014
First quarter	$30.27	$25.35	$0.16
Second quarter	$29.55	$24.88	$0.17
Third quarter	$28.93	$25.86	$0.17
Fourth quarter	$29.57	$24.74	$0.48

2015
First quarter	$27.47	$22.27	$0.18
Second quarter	$30.08	$24.76	$0.19
Third quarter	$29.88	$24.33	$0.19
Fourth quarter	$29.69	$25.74	$0.49

2016
First quarter	$26.34	$22.19	$0.20
Second quarter (through June 7)	$27.68	$24.31	N/A

At March 31, 2016, 76,168,388 outstanding shares of Glacier common stock were held by approximately 1,655 holders of record.

TSB Common Stock

TSB common stock is quoted on the OTC Pink under the symbol “TRSU.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for TSB common stock as reported on the OTC Pink 5-year weekly stock chart; and

•	cash distributions paid per share on TSB common stock.

	High	Low	Cash Distributions Paid
2012
First quarter	$2.75	$1.70
Second quarter	$2.75	$2.15
Third quarter	$2.85	$2.15
Fourth quarter	$3.10	$2.55

2013
First quarter	$3.30	$2.71
Second quarter	$3.75	$3.10
Third quarter	$3.50	$3.20
Fourth quarter	$3.20	$3.15

2014
First quarter	$3.40	$3.15
Second quarter	$3.95	$3.15
Third quarter	$5.50	$3.80
Fourth quarter	$4.30	$3.80

2015
First quarter	$4.90	$3.80
Second quarter	$5.20	$4.05
Third quarter	$5.00	$4.30
Fourth quarter	$5.50	$4.31	$0.10

2016
First quarter	$5.00	$4.55
Second quarter (through May 25, 2016)	$7.05	$5.00

At June 6, 2016, the 1,775,295 outstanding shares of TSB common stock were held by approximately 30 holders of record.

TSB SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The TSB special meeting of shareholders will be held on July 20, 2016, at 8:00 a.m. local time, at 3660 Mullan Road, Missoula, Montana.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least two-thirds (66 2/3%) of the shares of TSB’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting.

Purpose

At the special meeting, TSB shareholders will:

•	Consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 20, 2016, among Glacier, Glacier Bank, and TSB, under the terms of which TSB will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The TSB Board has fixed 5:00 p.m. on June 6, 2016 as the record date for determining the holders of shares of TSB common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were 1,775,295 shares of TSB common stock issued and outstanding and held by approximately 30 holders of record. Holders of record of TSB common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

The directors of TSB have agreed to vote all shares of TSB common stock held or controlled by them in favor of approval of the merger agreement. A total of 343,874 outstanding shares of TSB common stock, or approximately 19.37% of the outstanding shares of TSB common stock, are covered by the voting agreement. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreement.”

Vote Required and Quorum

The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of TSB’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of TSB common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether or not the merger agreement is approved by the holders of TSB common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement, will be approved if the votes cast in favor of the proposal exceed the votes against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger agreement, for the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of TSB;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

TSB is soliciting the proxy for the special meeting on behalf of the TSB Board. TSB will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, TSB may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. TSB does not expect to pay any compensation for the solicitation of proxies. However, TSB will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of TSB common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of TSB common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

During 2015, the directors of TSB discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity, including stock buyback and merger and acquisition activity. Glacier’s management team had kept in touch with the management of TSB through the years and had expressed Glacier’s potential interest in acquiring TSB.

In mutual discussions between TSB and Glacier in late 2015, it was determined that there was enough interest on TSB’s part to hold a meeting between the two parties. TSB identified Glacier as a potentially attractive future merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, its existing presence in Missoula and other Montana communities, and its strong financial performance.

On December 11, 2015, TSB signed a non-disclosure agreement with Glacier for the confidential exchange of nonpublic information in connection with a possible transaction, and James Salisbury, Chairman and CEO of TSB, met with Michael Blodnick, Glacier’s CEO, Randall Chesler, President of Glacier Bank, Scott Burke, President and CEO of Glacier’s First Security Bank operating division, and Bill Bouchee, a director of Glacier’s First Security Bank operating division, in Ronan, Montana to discuss a potential merger between TSB and Glacier. Thereafter, Glacier delivered a due diligence request list identifying the financial and operational information that Glacier would require in order to submit a preliminary proposal.

TSB contacted Davidson on December 17, 2015 about a possible engagement to act as TSB’s investment banking advisor. TSB engaged Davidson on December 28, 2015 as its investment banking advisor in the transaction.

On January 25, 2016, representatives from Davidson participated on a conference call with the TSB Board to discuss current market conditions for banks, merger and acquisition activity and pricing for comparable banks and a preliminary model of what a combination with Glacier could look like.

On February 16, 2016, representatives from Davidson met with Mr. Salisbury, Anne Robinson, Chief Financial Officer of TSB, Mr. Blodnick, Mr. Chesler and Mr. Burke in Polson, Montana to further discuss a potential merger. TSB and Davidson presented the rationale for the possible transaction, detailed forecasts of TSB’s financial performance, potential cost savings, a detailed merger model and possible next steps to help arrive at a transaction.

On February 24, 2016, Glacier delivered to TSB a term sheet that called for an $11.8 million purchase price that would be 60% in the form of Glacier stock and 40% in cash. After discussing the proposed term sheet with a TSB board committee, Davidson and TSB provided a counter term sheet to Glacier on February 26, 2016 that asked for additional consideration and a purchase price that was 70% in the form of Glacier stock and 30% in cash.

The TSB Board, along with TSB’s legal counsel and financial advisor, met on February 29, 2016 to review the proposal. As part of that board meeting, Davidson presented a financial analysis of the Glacier proposal as compared to TSB continuing to operate independently and in a manner consistent with current operations or, alternatively, following a new strategy involving stock buybacks and possibly enhanced dividends to shareholders. Davidson’s analysis led to a determination that the Glacier offer was superior in both cases.

The parties and their legal and financial advisors further negotiated the wording of several aspects of the term sheet, and on March 1, 2016, Mr. Blodnick and Mr. Salisbury signed the term sheet.

Between March 1 and April 20, 2016, Glacier, TSB and their respective financial and legal advisors conducted appropriate due diligence and drafted and negotiated the merger agreement and related ancillary agreements. Glacier’s due diligence review included an extensive loan review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer.

On April 11, 2016, as part of its monthly board of directors meeting, the TSB Board, along with its legal counsel, met to discuss the draft agreement and material terms of the proposed transaction and provided preliminary approval of the transaction.

On April 20, 2016, the TSB Board, together with its legal counsel and Davidson, met to consider approval of the merger agreement. Davidson presented its analysis and opinion as to the fairness of the merger, from a financial point of view. Among other matters considered, the board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by shareholders, the price and historical performance of Glacier stock, current market conditions including comparable bank merger and acquisition transactions, and the implications of the merger to TSB’s employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the fairness opinion delivered by Davidson, the TSB Board unanimously approved entering into the merger agreement and related ancillary agreements.

On April 20, 2016, the board of directors of Glacier, together with its legal counsel, met to consider approval of the merger agreement. Glacier management presented updated pro forma financial analyses and Glacier’s counsel presented a review of the key terms of the merger documents. Among other matters discussed, the board of directors and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and ancillary documents, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the Glacier board of directors unanimously approved entering into the merger agreement and related ancillary agreements.

On April 20, 2016, the parties executed the merger agreement and related documents. After the close of business on April 20, the parties issued a joint press release announcing the merger, and Glacier filed a Current Report on Form 8-K with the SEC on April 21, 2016.

Reasons For The Merger – TSB

At the board meeting held on April 20, 2016, the TSB Board determined that the terms of the merger agreement were in the best interests of TSB and its shareholders. In the course of reaching the decision to approve the merger agreement, the TSB Board consulted with Davidson, its financial advisor, and Bjornson Law Offices, PLLC, its legal counsel. In reaching their determination, the TSB Board considered a number of factors. Such factors also constituted the reasons that the TSB Board determined to approve the merger agreement and to recommend that TSB shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by TSB shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of TSB;

•	the likely impact of the merger on the employees and customers of TSB;

•	the future employment opportunities for the existing employees of TSB;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the opinion of Davidson that the merger consideration to be received by TSB shareholders in the merger is fair from a financial point of view;

•	the expectation that TSB shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market; whereas TSB’s stock is not actively traded;

•	the provisions in the merger agreement that provide for the ability of the TSB Board to respond to an unsolicited acquisition proposal that the TSB Board determines in good faith is a superior proposal as defined in the merger agreement;

•	the provisions of the merger agreement that provide for the ability of the TSB Board to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if TSB has entered into a letter of intent or other agreement with respect to a superior proposal; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The TSB Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•	that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by TSB shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that TSB shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	the possible disruption to TSB’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of TSB’s business; and

•	the restrictions contained in the merger agreement on the operation of TSB’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of TSB contained in the merger agreement.

The foregoing discussion of the reasons that led the TSB Board to approve the merger agreement and recommend that TSB’s shareholders vote in favor of the merger agreement is not intended to be exhaustive, but is believed to include all of the material reasons for the TSB Board’s decision. In reaching their determination to approve and recommend the transaction, the TSB Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of Davidson referred to above, the TSB Board unanimously approved the merger agreement and the merger with Glacier as being in the best interests of TSB and its shareholders.

Opinion of Financial Advisor to TSB

On December 28, 2015, TSB entered into an engagement agreement with Davidson to render financial advisory and investment banking services to TSB. As part of its engagement, Davidson agreed to assist TSB in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between TSB and another corporation or business entity. Davidson also agreed to provide the TSB Board with an opinion as to the fairness, from a financial point of view, to the holders of TSB common stock, of the consideration in the proposed merger. TSB engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with TSB and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On April 20, 2016, the TSB Board held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the TSB board that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of the TSB common stock in the proposed merger was fair, from a financial point of view.

The full text of Davidson’s written opinion, dated April 20, 2016, is attached as Appendix C to this proxy statement and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TSB’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion, and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the TSB Board and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of TSB common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of TSB to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by TSB or the TSB Board, or (iii) any legal, regulatory, accounting, tax or similar matters relating to TSB, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. TSB and Glacier determined the consideration to be paid through the negotiation process. The opinion does not constitute a recommendation to any TSB shareholder as to how such shareholder should vote at the TSB meeting on the merger or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of TSB’s or Glacier’s officers, directors or employees, or any class of such persons, relative to the merger consideration. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this proxy statement/prospectus is a part and consented to the inclusion of its opinion to the TSB Board as Appendix C to this proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 23.3 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the merger relating to the financial and operating condition of TSB and Glacier and the merger itself, including among other things, the following:

•	drafts of the merger agreement (including disclosure schedules) and voting agreement as of April 9, 2016;

•	certain financial statements and other historical financial and business information about TSB and Glacier made available to Davidson from published sources and/or from the internal records of TSB that Davidson deemed relevant;

•	the current market environment generally and the banking environment in particular;

•	the current and historical market prices and trading activity of the TSB common stock with that of certain other publicly traded companies that Davidson deemed relevant;

•	the current and historical market prices and trading activity of the Glacier common stock with that of certain other publicly traded companies that Davidson deemed relevant;

•	the net present value of TSB with consideration of projected financial results through 2021 (based on 2016-2018 TSB budget and projections and Davidson growth projections in years thereafter that were confirmed by management);

•	the financial terms of certain other similar transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of public companies and public bank holding companies in particular;

•	the pro forma financial impact of the merger on Glacier, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of TSB and Glacier, on a pro forma basis with the pro forma financial impact of the merger, with consideration of projected financial results; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Davidson considered relevant, including discussions with management and other representatives and advisors of TSB concerning the business, financial condition, results of operations and prospects of TSB.

In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of TSB or Glacier, nor did Davidson make an independent appraisal or analysis of TSB or Glacier with respect to the merger. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted, any physical inspection of the properties or facilities of TSB or Glacier. Davidson has further relied on the assurances of management of TSB and Glacier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities, including the amount of any fair value adjustments per Business Combinations Topic ASC 805. Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of TSB or Glacier nor has Davidson reviewed any individual credit files relating to TSB or Glacier. Davidson has assumed that the respective allowances for loan losses for both TSB and Glacier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material change in TSB’s or Glacier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Davidson. Davidson has assumed in all respects material to its analysis that TSB and Glacier will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Davidson’s opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to the TSB Board.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of April 15, 2016, the trading day used by Davidson prior to the date which Davidson delivered the fairness opinion letter to the TSB Board, and is not necessarily indicative of market conditions after such date.

Summary of Proposal

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, TSB shareholders will receive a unit for each share of TSB stock outstanding of (i) $1.9570 in cash and (ii) 0.2030 shares of GBCI common stock. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Glacier common stock on April 15, 2016 of $25.76 the consideration to be paid represented a value of $7.19 per share of TSB common stock. Based upon financial information as of or for the twelve-month period ended December 31, 2015, Davidson calculated the following transaction ratios:

Transaction Ratios
Transaction Price / Last Twelve Months Earnings Per Share	28.1	x
Transaction Price / Tangible Book Value Per Share	131.6%
Transaction Price / Last Twelve Months Net Income	28.2	x
Transaction Price / Tangible Book Value (Aggregate)	133.3%
Transaction Price / TRSU’s Closing Price as of 4/15/2016 (1)	43.80%

(1)	Based on TRSU’s Closing Price as of 4/15/2016 of $5.00

Stock Trading History of Treasure State Bank and Glacier Bancorp

Davidson reviewed the history of the reported trading prices and volume of TSB and Glacier common stock and the relationship between the movements in the prices of TSB and Glacier common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index and the SNL Bank Index.

One Year Stock Performance
	Beginning Index Value	Ending Index Value on
	on 4/16/2015	4/15/2016
Standard & Poor’s 500 Index	100.0%	98.8%
SNL Bank Index	100.0%	91.7%
GBCI	100.0%	99.7%
TRSU	100.0%	123.5%

90 Day Stock Performance
	Beginning Index Value	Ending Index Value on
	on 12/7/2015	4/15/2016
Standard & Poor’s 500 Index	100.0%	100.2%
SNL Bank Index	100.0%	88.1%
GBCI	100.0%	92.6%
TRSU	100.0%	100.0%

Average Daily Volume
	TRSU	GBCI
	Shares Traded	Shares Traded
10-Day	0	304,301
30-Day	0	372,120
60-Day	79	398,366
90-Day	135	506,329
Last Twelve Months	268	428,364

Contribution Analysis

Davidson analyzed the relative contribution of TSB and Glacier to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) net income available for common shareholders during 2015; (ii) total assets; (iii) gross loans; (iv) total deposits; and (v) tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below:

Contribution Analysis
TRSU
Contribution To
GBCI
2015 Net Income	0.4%
Total Assets	0.8%
Gross Loans	1.0%
Total Deposits	0.9%
Tangible Common Equity	1.0%

Pro Forma Ownership (Current Consideration)	0.5%
Pro Forma Ownership (Hypothetical 100% Stock Transaction)	0.6%

Treasure State Bank Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for TSB and a group of 20 financial institutions selected by Davidson which: (i) were banks with common stock listed on the OTC Markets; (ii) were headquartered in Colorado, Idaho, Montana, North Dakota, Oregon, South Dakota, Utah, Washington, or Wyoming; and (iii) had total assets under $250 million. The 20 financial institutions were as follows:

CenterPointe Community Bank

Clatsop Community Bank

Commencement Bank

Community 1st Bank

Crazy Woman Creek Banc. Inc.

Denver Bankshares, Inc.

First Sound Bank

High Country Bancorp, Inc.

Idaho First Bank

Lewis & Clark Bank

Merchants Bancorp

Oregon Bancorp, Inc.

Oregon Pacific Bancorp

Pacific West Bank

Plaza Bank

Prime Pacific Financial Services

Solera National Bancorp, Inc.

Summit Bank

Washington Bancorp, Inc.

Willamette Community Bank

Does not reflect impact from pending acquisitions or acquisitions closed after December 31, 2015

The analysis compared publicly available financial and market trading information for TSB and the data for the 20 financial institutions identified above as of and for the three-month period ended December 31, 2015. The table below compares the data for TSB and the data for the 20 financial institutions identified above, with pricing data as of April 15, 2016.

Financial Condition and Performance
Comparable Companies
TRSU	Median	Average	Minimum	Maximum
Total Assets (in millions)	$71.8	$137.9	$141.1	$54.1	$236.3
Non-Performing Assets / Total Assets	2.65%	1.82%	1.98%	0.00%	5.76%
Tangible Common Equity Ratio	13.25%	11.12%	11.07%	8.90%	13.41%
Loan / Deposit Ratio	92.1%	85.0%	85.1%	67.9%	105.1%
Net Interest Margin (Most Recent Quarter)	3.74%	4.10%	4.10%	3.10%	5.49%
Efficiency Ratio (Most Recent Quarter)	77.6%	74.6%	78.3%	58.2%	96.9%
Return on Average Tangible Common Equity (Most Recent Quarter)	6.90%	7.81%	11.53%	-1.72%	81.46%
Return on Average Assets (Most Recent Quarter)	0.71%	0.83%	1.07%	-1.72%	7.06%

Market Performance Multiples
Comparable Companies
TRSU	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$8.7	$13.3	$14.8	$6.9	$38.0
Price / Tangible Book Value Per Share	91.5%	89.1%	95.1%	49.6%	174.8%
Price / LTM Earnings Per Share	19.2	x	12.3	x	13.0	x	6.2	x	22.5	x

Glacier Bancorp Comparable Companies Analysis

Group 1

Davidson used publicly available information to compare selected financial and market trading information for Glacier and a group of 11 financial institutions selected by Davidson which: (i) were banks with common stock listed on NASDAQ or NYSE; (ii) were headquartered in Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, or Wyoming; and (iii) had a market capitalization of between $5 billion and $25 billion. These 11 financial institutions were as follows:

Banc of California, Inc. Banner Corporation BBCN Bancorp, Inc. Cathay General Bancorp Columbia Banking System, Inc. CVB Financial Corp.	First Interstate BancSystem, Inc. Opus Bank Washington Federal, Inc. Westamerica Bancorporation Western Alliance Bancorporation

Does not reflect impact from pending acquisitions or acquisitions closed after December 31, 2015

The analysis compared publicly available financial and market trading information for Glacier and the data for the 11 financial institutions identified above as of and for the three-month period ended December 31, 2015. The table below compares the data for Glacier and the data for the comparable companies, with pricing data as of April 15, 2016. The 2016 and 2017 earnings per share estimates used in the table below were based on average FactSet Research Systems, Inc. consensus earnings estimates for Glacier and the 11 financial institutions identified above.

Financial Condition and Performance
			Comparable Companies
	GBCI		Median		Average		Minimum		Maximum
Total Assets (in millions)	$9,089		$8,728		$9,574		$5,169		$14,671
Non-Performing Assets / Total Assets	1.56%		0.92%		0.97%		0.37%		2.40%
Tangible Common Equity Ratio	10.31%		9.75%		9.50%		4.93%		11.58%
Loan / Deposit Ratio	73.1%		90.8%		82.6%		33.8%		103.6%
Net Interest Margin (Most Recent Quarter)	4.02%		3.52%		3.72%		3.16%		4.67%
Efficiency Ratio (Most Recent Quarter)	54.9%		50.1%		53.5%		42.4%		72.7%
Return on Average Tangible Common Equity (Most Recent Quarter)	12.63%		12.93%		12.51%		2.82%		18.87%
Return on Average Assets (Most Recent Quarter)	1.33%		1.14%		1.14%		0.28%		1.67%

Market Performance Multiples
			Comparable Companies
	GBCI		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$1,962		$1,472		$1,731		$807		$3,651
Price / Tangible Book Value Per Share	212.7%		178.5%		197.7%		129.3%		322.1%
Price / LTM Earnings Per Share	16.7	x	17.4	x	17.2	x	13.6	x	22.8	x
Price / 2016 Est. Earnings Per Share (1)	15.7	x	14.4	x	14.8	x	11.6	x	21.9	x
Price / 2017 Est. Earnings Per Share (1)	14.5	x	13.0	x	13.3	x	9.0	x	21.1	x

(1)	Earnings per share estimates based on average FactSet Research Systems, Inc. consensus earnings estimates

Group 2

Davidson used publicly available information to compare selected financial and market trading information for Glacier and a group of 14 financial institutions selected by Davidson which: (i) were banks with common stock listed on NASDAQ or NYSE; (ii) were headquartered in the United States; (iii) had a market capitalization of between $5 billion and $25 billion; and (iv) had a return on average assets over the preceding twelve months between 1.15% and 1.70%. These 14 financial institutions were as follows:

1st Source Corporation BBCN Bancorp, Inc. Cathay General Bancorp Community Bank System, Inc. CVB Financial Corp. Eagle Bancorp, Inc. First Financial Bankshares, Inc.	Great Western Bancorp, Inc. Home BancShares, Inc. Pinnacle Financial Partners, Inc. ServisFirst Bancshares, Inc. South State Corporation Westamerica Bancorporation Western Alliance Bancorporation

Does not reflect impact from pending acquisitions or acquisitions closed after December 31, 2015

The analysis compared publicly available financial and market trading information for Glacier and the data for the 14 financial institutions identified above as of and for the three-month period ended December 31, 2015. The table below compares the data for Glacier and the data for the comparable companies, with pricing data as of April 15, 2016. The 2016 and 2017 earnings per share estimates used in the table below were based on average FactSet Research Systems, Inc. consensus earnings estimates for Glacier and the 14 financial institutions identified above.

Financial Condition and Performance
			Comparable Companies
	GBCI		Median		Average		Minimum		Maximum
Total Assets (in millions)	$9,089		$8,233		$8,313		$5,096		$14,275
Non-Performing Assets / Total Assets	1.56%		0.65%		0.78%		0.33%		1.46%
Tangible Common Equity Ratio	10.31%		9.10%		9.44%		7.94%		11.15%
Loan / Deposit Ratio	73.1%		95.2%		85.4%		33.8%		102.5%
Net Interest Margin (Most Recent Quarter)	4.02%		3.81%		3.93%		3.30%		4.95%
Efficiency Ratio (Most Recent Quarter)	54.9%		46.7%		48.4%		37.7%		64.4%
Return on Average Tangible Common Equity (Most Recent Quarter)	12.63%		15.45%		14.94%		10.23%		18.87%
Return on Average Assets (Most Recent Quarter)	1.33%		1.27%		1.34%		0.98%		1.67%

Market Performance Multiples
			Comparable Companies
	GBCI		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$1,962		$1,673		$1,875		$890		$3,651
Price / Tangible Book Value Per Share	212.7%		258.6%		251.5%		150.9%		363.9%
Price / LTM Earnings Per Share	16.7	x	18.3	x	17.9	x	13.6	x	21.9	x
Price / 2016 Est. Earnings Per Share (1)	15.7	x	16.9	x	16.4	x	12.6	x	21.9	x
Price / 2017 Est. Earnings Per Share (1)	14.5	x	15.0	x	15.1	x	11.0	x	21.1	x

(1)	Earnings per share estimates based on average FactSet Research Systems, Inc. consensus earnings estimates

Control Premium Analysis

Davidson performed a control premium analysis and reviewed the acquisitions of publicly traded banks from January 1, 2004 to April 15, 2016 and for OTC Market-traded banks from January 1, 2004 to April 15, 2016. Control premiums as measured by the excess of the prior day stock price of the acquired company ranged from an average of 32.1% to 40.7%, as compared to the control premium for TSB of 43.8% as of April 15, 2016.

Pro Forma Dividend Pick-Up Analysis

Davidson reviewed the dividend and distribution history of TSB and Glacier common stock, including special dividends and distributions, since the beginning of 2000. In fourth quarter 2015, TSB declared and paid a $0.10 per common share annual distribution. In fourth quarter 2015, Glacier declared and paid a $0.19 per common share quarterly dividend and declared a $0.30 per common share special dividend, which was paid on January 21, 2016. In first quarter 2016, Glacier declared a $0.20 per common share quarterly dividend, which equates to an annualized dividend of $0.80, which was paid on April 21, 2016. Based on market data as of April 15, 2016 and using the exchange ratio, on a pro forma basis, TSB common shareholders would receive an annual dividend of $0.16 per share, or $0.22 per share including Glacier’s special annual dividend.

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Transactions,” (2) “Western U.S. Transactions,” and (3) “Regional Transactions.”

“Nationwide Transactions,” included 14 transactions where:

•	the transaction was announced between January 1, 2014 and April 15, 2016;

•	the transaction involved banks headquartered nationwide;

•	the selling company’s total assets were under $175 million;

•	the non-performing assets to total assets ratio of the selling company was between 1.50% and 3.00%; and

•	the return on average assets of the selling company (adjusted for subchapter S corporations) was between 0.40% and 0.90% over the preceding twelve months.

“Western U.S. Transactions” included 9 transactions where:

•	the transaction was announced between January 1, 2014 and April 15, 2016;

•	the transaction involved banks headquartered in Colorado, Idaho, Montana, North Dakota, Oregon, South Dakota, Utah, Washington, and Wyoming;

•	the selling company’s total assets were under $1 billion;

•	the non-performing assets to total assets ratio of the selling company was between 0.50% and 3.50%; and

•	the return on average assets of the selling company (adjusted for subchapter S corporations) was between 0.30% and 1.00% over the preceding twelve months.

“Regional Transactions” included 8 transactions where:

•	the transaction was announced between April 15, 2011 and April 15, 2016; and

•	the transaction involved banks headquartered in Montana and Wyoming.

The following tables set forth the transactions included in “Nationwide Transactions,” “Western U.S. Transactions,” and “Regional Transactions,” and are sorted by announcement date:

Nationwide Transactions

Announcement Date	Acquirer	Target
3/28/2016*	First Sentry Bancshares, Inc.	Rock Branch Community Bank, Inc.
2/29/2016*	Summit Financial Group, Inc.	Highland County Bankshares, Inc.
2/16/2016*	Citizens Community Bancorp, Inc.	Community Bank of Northern Wisconsin
10/14/2015	Citizens Bancshares of Batesville, Inc.	Parkway Bank
6/23/2015	Northwest Bancorporation, Inc.	Fairfield Financial Holdings Corp.
5/11/2015	First Commonwealth Financial Corp.	First Community Bank
3/24/2015	Carolina Alliance Bank	PBSC Financial Corporation
2/24/2015	Docking Bancshares, Inc.	Relianz Bancshares Inc.
11/21/2014	Hambac, Inc.	Kentucky Home Bancshares, Inc.
8/25/2014	American National Bankshares Inc.	MainStreet BankShares, Inc.
8/08/2014	Private Investors	First of Grandfield Corporation
5/30/2014	Little London Bancorp Inc.	5Star Bank
5/16/2014	Community & Southern Holdings, Inc.	Alliance Bancshares, Inc.
1/21/2014	Peoples Bancorp Inc.	Midwest Bancshares, Inc.

*	Indicates the transaction was pending as of April 15, 2016.

Western U.S. Transactions

Announcement Date	Acquirer	Target
3/07/2016*	Triumph Bancorp, Inc.	ColoEast Bankshares, Inc.
8/31/2015	CSBO Holdings, Inc.	Citizens State Bank of Ouray
6/23/2015	Northwest Bancorporation, Inc.	Fairfield Financial Holdings Corp.
11/19/2014	Pacific Continental Corporation	Capital Pacific Bancorp
11/05/2014	Glacier Bancorp, Inc.	Montana Community Banks, Inc.
5/30/2014	Little London Bancorp Inc.	5Star Bank
5/08/2014	Glacier Bancorp, Inc.	FNBR Holding Corporation
3/24/2014	Platte Valley Fncl Service Co., Inc.	Mountain Valley Bancshares, Inc.
2/10/2014	First Interstate BancSystem, Inc.	Mountain West Financial Corp.

*	Indicates the transaction was pending as of April 15, 2016.

Regional Transactions

Announcement Date	Acquirer	Target
4/06/2016*	First Interstate BancSystem, Inc.	Flathead Bank of Bigfork, Montana
3/26/2015	First Interstate BancSystem, Inc.	Absarokee Bancorporation, Inc.
11/05/2014	Glacier Bancorp, Inc.	Montana Community Banks, Inc.
5/13/2014	Sturm Financial Group, Inc.	First Capital West Bankshares, Inc.
2/10/2014	First Interstate BancSystem, Inc.	Mountain West Financial Corp.
2/25/2013	Glacier Bancorp, Inc.	Wheatland Bankshares, Inc.
4/17/2012	Bank of Commerce	Nicholas, Incorporated
10/27/2011	Bitterroot Holding Company	Ravalli County Bankshares, Inc.

*	Indicates the transaction was pending as of April 15, 2016.

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•	transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price compared to tangible book value per share, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction; and

•	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

As illustrated in the following table, Davidson compared the proposed merger multiples to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and TSB data for the last twelve months ended December 31, 2015.

Financial Condition and Performance
Nationwide	Western US	Regional
TRSU	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$71.1	$129.2	$119.6	$39.6	$168.6	$179.7	$305.7	$90.6	$757.6	$183.3	$233.4	$74.9	$646.5
Return on Average Assets (Last Twelve Months)	0.63%	0.55%	0.56%	0.37%	0.87%	0.56%	0.58%	0.33%	0.97%	0.58%	0.60%	0.06%	1.18%
Return on Average Equity (Last Twelve Months)	4.78%	5.15%	4.92%	1.88%	7.01%	5.71%	5.72%	1.88%	10.52%	5.80%	6.00%	0.52%	12.97%
Tangible Common Equity Ratio	13.37%	11.63%	12.19%	6.77%	21.93%	9.80%	11.22%	8.77%	21.93%	10.39%	10.30%	9.03%	11.60%
Efficiency Ratio (Last Twelve Months)	76.4%	74.8%	76.7%	64.1%	94.1%	84.0%	83.2%	62.1%	99.3%	77.2%	77.0%	55.1%	91.8%
Non-Performing Assets / Total Assets	2.68%	2.28%	2.17%	1.10%	3.00%	2.28%	2.14%	0.95%	3.36%	2.59%	2.58%	0.00%	8.66%
Loan Loss Reserves / Non-Performing Loans	112.0%	54.8%	68.6%	28.9%	200.3%	60.8%	89.8%	33.2%	200.3%	46.9%	162.2%	0.0%	666.0%

Transaction Multiples
Nationwide	Western US	Regional
TRSU	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Last Twelve Months Earnings Per Share	27.6	x	22.3	x	22.8	x	17.2	x	28.5	x	17.9	x	18.4	x	8.4	x	28.4	x	15.7	x	15.1	x	11.3	x	18.8	x
Transaction Price / Tangible Book Value Per Share	131.6%	113.4%	116.2%	93.9%	142.5%	120.5%	122.0%	91.6%	175.5%	117.5%	115.0%	88.8%	149.6%
Tangible Book Premium / Core Deposits (1)	6.0%	3.1%	2.8%	-1.3%	9.0%	3.1%	2.9%	-0.9%	10.3%	2.3%	2.1%	-1.8%	6.9%

(1)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis for Treasure State Bank

Davidson performed an analysis that estimated the net present value per share of TSB common stock under various circumstances. The analysis assumed: (i) TSB performed in accordance with TSB management’s financial forecasts for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by TSB management. To approximate the terminal value of TSB common stock at December 31, 2021, Davidson applied price-to-earnings multiples of 16.0x to 21.0x and multiples of tangible book value ranging from 115.0% to 140.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of TSB’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, plus the published Ibbotson Industry Premium.

At the meeting of the TSB Board on April 20, 2016, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of TSB common stock of $3.52 to $5.97 when applying the price-to-earnings multiples to the financial forecasts and $3.79 to $6.05 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
10.00%	$4.73	$4.98	$5.23	$5.47	$5.72	$5.97
11.00%	$4.50	$4.73	$4.96	$5.20	$5.43	$5.67
12.00%	$4.28	$4.50	$4.72	$4.94	$5.16	$5.39
13.00%	$4.07	$4.28	$4.49	$4.70	$4.91	$5.12
15.00%	$3.87	$4.07	$4.27	$4.47	$4.67	$4.87
15.00%	$3.69	$3.88	$4.07	$4.26	$4.45	$4.64
16.00%	$3.52	$3.70	$3.88	$4.06	$4.24	$4.41

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	115.0%	120.0%	125.0%	130.0%	135.0%	140.0%
10.00%	$5.11	$5.30	$5.49	$5.68	$5.86	$6.05
11.00%	$4.86	$5.04	$5.21	$5.39	$5.57	$5.75
12.00%	$4.62	$4.79	$4.96	$5.12	$5.29	$5.46
13.00%	$4.39	$4.55	$4.71	$4.87	$5.03	$5.19
15.00%	$4.18	$4.33	$4.48	$4.64	$4.79	$4.94
15.00%	$3.98	$4.13	$4.27	$4.41	$4.56	$4.70
16.00%	$3.79	$3.93	$4.07	$4.20	$4.34	$4.48

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of TSB and Glacier. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Glacier. In the course of this analysis, Davidson used the average FactSet Research Systems, Inc. consensus earnings estimates for Glacier for the years ending December 31, 2016 and December 31, 2017 and used the financial forecast, provided by TSB management, for TSB for the years ending December 31, 2016, December 31, 2017 and December 31, 2018. This analysis indicated that the merger is expected to be accretive to Glacier’s estimated earnings per share in 2016, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be neutral to tangible book value per share for Glacier and that Glacier would maintain capital ratios in excess of those required for Glacier to be considered well capitalized under existing regulations. For all of the above analyses, the actual results achieved by TSB and Glacier prior to and following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to the TSB Board as to the fairness, from a financial point of view, of the consideration to be paid to the holders of TSB common stock in the proposed merger and to assist the TSB Board in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of TSB, Glacier or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the TSB Board in its evaluation of the merger and should not be viewed as determinative of the views of the TSB Board or management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to TSB in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full-service securities firm engaged in, among other things, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, and financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to TSB, Glacier, and their respective affiliates; may actively trade the debt and equity securities (or related derivative securities) of TSB and Glacier for their own account and for the accounts of their customers; and may at any time hold long and short positions of such securities. TSB selected Davidson as its financial advisor because Davidson is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated December 28, 2015, TSB engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, TSB agreed to pay Davidson a non-refundable cash retainer fee of $15,000 upon execution of the engagement letter. TSB agreed to pay Davidson a cash fee of $75,000 concurrently with the rendering of its opinion. TSB will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 1.50% of the aggregate consideration to be paid to TSB shareholders. TSB has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Raymond Round, a Senior Vice President and Financial Advisor in Davidson’s Individual Investor Group, was a founder and has been a member of the TSB Board since its formation and has received compensation consistent with that received by other directors of TSB during the same period. In the past, Davidson has provided certain investment banking services to TSB and its affiliates, has had a material relationship with TSB and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson had not received compensation from TSB. In the past, Davidson has advised Glacier on numerous transactions and helped raise debt and equity capital for Glacier. As of April 20, 2016, Davidson was not engaged on any assignments by Glacier. Additionally, Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

Recommendation of the TSB Board of Directors

The TSB Board has unanimously concluded that the proposed merger as described in the merger agreement is in the best interest of TSB and its shareholders. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of TSB vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of TSB with and into Glacier Bank, Glacier’s wholly owned subsidiary. Following the merger, TSB will operate under Glacier Bank’s division, First Security Bank, and as a part of that division.

In the merger, TSB shareholders will receive a combination of Glacier common stock and cash for their TSB common stock, as described below. See “– Merger Consideration.”

While Glacier and TSB believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of TSB common stock will be converted into the right to receive a “unit” comprised of Glacier common stock and cash, as follows:

Stock Portion of Merger Consideration

0.2030 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $27.05, Glacier may elect to terminate the merger agreement, unless TSB elects to accept a decrease in the per-share number of Glacier shares to be issued in the merger. Conversely, if the average closing price is (i) below $19.99 but not less than $19.00 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) is below $19.00, TSB may elect to terminate the merger agreement, unless Glacier elects to increase the per-share number of Glacier shares or amount of cash to be issued.

Assuming for purposes of illustration only that the average closing price of Glacier common stock is $27.44 (which was the per-share closing price of Glacier common stock on June 7, 2016), TSB shareholders would instead receive 0.2001 shares of Glacier common stock for each share of TSB common stock. This exchange ratio reflects a decrease from 0.2030 Glacier shares for each TSB share because the June 7, 2016 Glacier closing price exceeds $27.05 and assumes that Glacier requires, and TSB accepts, a reduction in the exchange ratio as described in the preceding paragraph. The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and it cannot be predicted whether such average closing price will be above or below $27.05.

Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.”

Cash Portion of Merger Consideration

$1.9570 in cash, subject to adjustment as follows: If the adjusted “TSB Closing Capital” is less than $9,575,557, which is expected to be the “Closing Capital Requirement” (as defined below), the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficit.

The “TSB Closing Capital” is specifically defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to TSB’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which TSB’s consolidated tangible equity capital at December 31, 2015 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on TSB’s balance sheet.

The TSB Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by TSB, as determined and agreed upon between TSB and Glacier in accordance with the merger agreement (the “Final Transaction-Related Expenses”). To the extent the Final Transaction-Related Expenses exceed or are less than $1,100,000, the difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the TSB Closing Capital, reducing or increasing the amount of the TSB Closing Capital, as the case may be.

If the TSB Closing Capital exceeds the Closing Capital Requirement, TSB will, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special distribution in the amount of such excess. However, the amount of such dividend may be limited to the extent necessary to cause the merger of TSB with and into Glacier Bank to qualify as a tax-free reorganization under applicable provisions of the Internal Revenue Code.

Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $27.44 (which was the closing price for Glacier common stock on June 7, 2016), each share of TSB common stock would receive consideration with a value equal to $7.4482, consisting of $1.9570 in cash and 0.2001 shares of Glacier common stock.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of TSB common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date of issuance of a Certificate of Merger by the Montana Secretary of State, which is expected to occur on the date of closing. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the third quarter of 2016. Either Glacier or TSB may terminate the merger agreement if the effective date does not occur on or before November 30, 2016.

Letter of Transmittal

Promptly following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of TSB common stock. This mailing will contain instructions on how to surrender TSB common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each TSB stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the portion of the merger consideration payable with respect to such certificate. TSB shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of TSB common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock in payment of the stock portion of the merger consideration; (ii) a check, or at the election of the TSB shareholder, a wire transfer (but only if the amount of cash included in such shareholder’s merger consideration exceeds $100,000) in payment of the cash portion of the merger consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for TSB common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier’s exchange agent with (i) satisfactory evidence that the holder owns the TSB common stock and that the certificate is lost, stolen or destroyed, (ii) any appropriate affidavit or security Glacier’s exchange agent may require, and (iii) any reasonable assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreement

The directors of TSB have entered into a voting agreement, dated as of April 20, 2016. In the voting agreement, each person agrees, among other things, to vote the shares of TSB common stock that he owns or controls in favor of the merger agreement. The persons who have entered into the voting agreement are entitled to vote a total of 343,874 outstanding shares of TSB common stock, which is approximately 19.37% of the total outstanding shares of TSB common stock.

Dissenters’ Rights of Appraisal

Under Montana law, TSB shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of TSB common stock.

TSB shareholders electing to exercise dissenters’ rights must comply with the provisions of the Montana appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a TSB shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Montana appraisal laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to assert dissenters’ rights must:

•	deliver to TSB before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote the shares in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Treasure State Bank

3660 Mullan Road

Missoula, Montana 59808

Attention: James A. Salisbury, Chief Executive Officer

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying TSB in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to TSB the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

A shareholder who does not, prior to the special shareholders meeting, deliver to TSB a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all TSB shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	supply a form for demanding payment;

•	set a date by which Glacier must receive the payment demand, which date will be between 30 and 60 days after notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and the date by which any notice to withdraw (discussed below) must be received; and

•	provide a copy of the dissenters’ rights provisions of the Montana Code Annotated, Sections 35-1-826 through 35-1-839.

A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.

A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Glacier by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

Upon completion of the merger or receipt of the payment demand, whichever is later, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of TSB prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger. The “fair value” may be less than, equal to or greater than the value of the consideration that a TSB shareholder would be entitled to receive under the merger agreement. The rate of interest is required to be the rate on judgments in the state of Montana.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

In view of the complexity of the Montana statutes governing dissenters’ rights of appraisal, TSB shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The failure of a TSB shareholder to comply strictly with the Montana statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Stock Options

The merger agreement provides that at the effective time of the merger, each outstanding and unexercised option to acquire shares of TSB (“TSB Options”), whether or not then vested, will be canceled, and in lieu thereof the holders of such TSB Options will be paid in cash an amount equal to the product of (a) the number of shares of TSB common stock subject to such option, and (b) the amount by which the per-share merger consideration value exceeds the exercise price per share of such TSB Option, net of tax withholding.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and TSB, are as follows:

•	the accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the TSB Closing Capital and Final Transaction-Related Expenses, each as defined in the merger agreement; and

•	TSB shall have received a fairness opinion from Davidson, and such fairness opinion shall not have been modified or withdrawn; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of TSB, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that:

•	in the opinion of the executive officers of TSB, TSB’s allowance for possible loan and lease losses is adequate to absorb its anticipated loan losses;

•	TSB shall have provided to Glacier, upon request, certain reports relating to its loans, other extensions of credit, and other assets that are adversely classified, and neither these reports nor any examination by Glacier will have revealed a change in adversely classified assets or other new information relating to TSB’s loans which constitutes a material adverse effect on TSB; and

•	TSB shall have received, from all holders of outstanding warrants to purchase shares of TSB common stock, warrant termination agreements in form and substance reasonably satisfactory to Glacier.

Additionally, either Glacier or TSB may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or TSB may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and TSB shareholder approval). Either Glacier or TSB may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of TSB. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of TSB shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of the consideration that TSB shareholders will receive in the merger would require further TSB shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or TSB to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before November 30, 2016, then at any time after that date, the board of directors of either Glacier or TSB may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by TSB shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $27.05. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $27.05.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $27.05, TSB may elect, within three business days of its receipt of such notice, to accept an adjustment to the per-share stock consideration through the issuance of fewer Glacier shares; in such event, the per-share stock consideration will be the number of Glacier shares equal to the quotient obtained by (a) dividing the result of (i) the number of shares of TSB Stock outstanding at the Effective Time, multiplied by (ii) the per-share stock consideration, multiplied by (iii) $27.05 by the Glacier average closing price, and (b) dividing that result by the number of TSB shares outstanding at the closing. If TSB makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the per-share stock consideration has been adjusted.

Glacier Average Closing Price Less than Specified Amounts. By specific action of its board of directors, TSB may terminate the merger agreement if the Glacier average closing price is less than certain amounts specified in the merger agreement.

TSB may terminate the merger agreement if the Glacier average closing price is less than $19.99 but not less than $19.00 and during the period from the execution date of the merger agreement to the determination date the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10% TSB may also terminate the merger agreement if the Glacier average closing price is less than $19.00 (in such case no reference to the performance of Glacier stock relative to a peer group index would be required).

If TSB provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $19.99 but not less than $19.00 and the price of Glacier stock has underperformed the KBW Regional Banking Index by more than 10%, Glacier may elect, within three business of its receipt of such notice, to adjust the per-share stock consideration (or per-share cash consideration) such that the total value of Glacier stock to be issued (plus any additional cash consideration) is equal to the result of (i) the number of shares of TSB common stock outstanding at the closing of the merger multiplied by (ii) the per-share stock consideration multiplied by (iii) $19.99.

If TSB provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $19.00, Glacier may elect, within three business days of its receipt of such notice, to adjust the per-share stock consideration (or per-share cash consideration) such that the total value of Glacier stock to be issued (plus any additional cash consideration) is equal to the result of (i) the number of shares of TSB common stock outstanding at the closing of the merger multiplied by (ii) the per-share stock consideration multiplied by (iii) $19.00.

If Glacier elects to increase the per-share stock consideration (or per-share cash consideration) as described above, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the TSB Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the TSB Board recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if TSB shareholders do not to approve the merger agreement.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 5% or more of the outstanding TSB shares have properly given notice of their intent to assert appraisal rights under Montana law.

Superior Proposal – Termination by TSB. TSB may terminate the merger agreement if its board of directors determines in good faith that TSB has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that TSB may terminate the merger agreement only if TSB (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; (ii) subsequent to delivering the notice of termination to Glacier, TSB intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) TSB has provided Glacier with at least five days prior written notice that TSB is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable TSB to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to TSB or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of TSB shareholders.

Termination Fees

TSB will pay Glacier a termination fee of $250,000 if Glacier terminates the merger agreement based on a TSB breach of its representations or breach of its covenants. Glacier will pay TSB a termination fee of $250,000 if TSB terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Break-Up Fee

If the merger agreement is terminated because (i) the TSB Board fails to recommend shareholder approval of the merger agreement or modifies, withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) TSB terminates the merger agreement after receiving a “Superior Proposal” (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable the TSB Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an “Acquisition Event” (as defined in the merger agreement) has occurred, then TSB will immediately pay Glacier a break-up fee of $590,000. If the merger agreement is terminated by Glacier due to the merger agreement not being approved at the TSB special shareholders’ meeting following TSB’s receipt of a proposal to enter into an Acquisition Event, and prior to or within one year after such termination, TSB enters into an agreement, or publicly announces an intention to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event has occurred, then TSB will promptly pay Glacier the break-up fee of $590,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and TSB will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, TSB will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, TSB will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to TSB, or pledging or encumbering any shares of TSB stock;

•	other than as permitted by the merger agreement, declaring or paying any dividends, or making any other distributions with respect to shares of TSB;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of any material assets having a value greater than $25,000, or making any material commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type from accounts previously accepted by TSB or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring any indebtedness for borrowed money;

•	other than as permitted by the merger agreement, offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by TSB, or offering or making a new loan or extension of credit in an amount greater than $500,000 without prior consultation with Glacier, which consultation will not be unreasonably withheld or delayed and which will be deemed provided if Glacier has not responded to such request within three business days after Glacier’s receipt of a loan package concerning the loan at issue;

•	making any negative provisions to the ALLL or failing to maintain an adequate reserve for loan and lease losses;

•	other than as permitted by the merger agreement, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	other than as permitted by the merger agreement, entering into, renewing, amending or terminating any contracts calling for a payment of more than $10,000, with a term of one year or more;

•	other than as permitted by the merger agreement, entering into or amending any contract calling for a payment of more than $10,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	other than as permitted by the merger agreement, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate; and

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

TSB Management and Operations After the Merger

TSB will merge with and into Glacier Bank, and following the merger will operate under Glacier Bank’s division, First Security Bank, as part of that division, consistent with Glacier’s organizational structure.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of TSB who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. For purposes of such participation, current employees’ prior service with TSB will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank, including vacation time and participation and benefits under the applicable Glacier or Glacier Bank severance plan for employees in effect at the time of any termination.

Interests of Certain Persons in the Merger

Certain members of the TSB Board and management may be deemed to have interests in the merger, in addition to their interests as shareholders of TSB generally. The TSB Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. TSB directors, executive officers and their spouses beneficially owned, as of the record date for the special meeting, 370,333 shares of TSB common stock, representing approximately 20.86% of all outstanding shares of TSB common stock. The directors and executive officers of TSB will receive the same consideration in the merger for their shares as other shareholders of TSB.

Voting Agreement. As described above under “—Voting Agreement,” the directors of TSB have entered into a voting agreement, dated as of April 20, 2016. Pursuant to the voting agreement, each signing person agrees to vote the shares of TSB common stock that he owns or controls in favor of the merger.

TSB Director Non-Competition Agreement. Each member of the TSB Board has entered into a non-competition agreement with Glacier and TSB. Except under certain limited circumstances, the non-competition agreement prohibits such directors from becoming involved in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within Missoula, Ravalli or Lake Counties in Montana. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the closing of the merger.

Change-in-Control Payments. James Salisbury, President and CEO of TSB, and a TSB director, is a party to an employment agreement with TSB. The employment agreement provides that if TSB should undergo a change in control (as defined in the agreement) during the time the agreement is in effect, TSB will pay Mr. Salisbury additional compensation in the amount of one year’s salary.

Anne Robinson, Chief Financial Officer/Compliance Officer of TSB, and Jason Erickson, Senior Vice President/Chief Lending Officer of TSB, are parties to change-in-control agreements with TSB. The respective agreements provide that in the event of a qualified termination in connection with a change in control (as both such terms are defined in the agreements), the executive is entitled to payment equal to one year’s base salary plus the premium for single rate health insurance coverage for a period of one year or until the executive obtains other coverage, whichever comes first. The agreements state that the executive shall continue employment with TSB’s successor to facilitate a smooth transition.

Employment Agreement. Glacier Bank has entered into an employment agreement with Jason Erickson, Senior Vice President and Chief Lending Officer of TSB. The employment agreement is effective on (and conditioned upon) the closing of the merger, and is for a term of two years. The agreement provides that Mr. Erickson’s title will be Vice President and Commercial Loan Officer for First Security Bank, a division of Glacier Bank. Mr. Erickson will receive an annualized base salary of $96,000 and will be entitled to participate in Glacier Bank’s profit sharing and short- and long-term incentive plans, as well as any group life insurance, disability, health and accident insurance plans, and other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for similarly situated employees.

If Mr. Erickson’s employment is terminated for Cause or he terminates his employment without Good Reason (as such terms are defined in the agreement), Glacier Bank will pay him the salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Erickson’s employment is terminated without Cause or he terminates his employment with Good Reason, Glacier Bank will pay him a lump sum equal to the lesser of (i) one times his annual base salary at the time of termination, or (ii) the amount of salary remaining to be paid during the term of the agreement. The employment agreement provides that in the event Mr. Erickson is entitled to be paid severance benefits under his change-in-control agreement described above, the change-in-control agreement will govern and he will not be entitled to a payment under his employment agreement,

The employment agreement provides that during his employment and for the lesser of the remaining term of the agreement or one year following the date employment with Glacier Bank has ended, Mr. Erickson will not engage in any competitive activity in Missoula, Ravalli or Lake Counties in Montana, provided that the obligation not to compete will not apply if Mr. Erickson’s employment is terminated without cause. In addition, the employment agreement provides that during his employment and for a period of one year following any termination of his employment, Mr. Erickson will not persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate or reduce its business relationship with Glacier or Glacier Bank

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of TSB against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of TSB, as applicable.

The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable best efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation and the Commissioner of the Montana Division of Banking and Financial Institutions.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of TSB with and into Glacier Bank, to U.S. holders of TSB common stock who exchange shares of TSB common stock for a combination of shares of Glacier common stock and cash pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of TSB common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds TSB common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding TSB common stock, you should consult your tax advisor.

This discussion addresses only those TSB shareholders that hold their TSB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular TSB shareholders in light of their individual circumstances or to TSB shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold TSB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	foreign persons; and

•	shareholders who acquired their shares of TSB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson, PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier to the effect that the merger will for federal income tax purposes qualify as a reorganization within the meaning of Internal Revenue Code Section 368(a); and both Glacier and TSB expect to report the merger accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, Glacier Bank and TSB. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and TSB have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the merger. Accordingly, each TSB shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of TSB Common Stock. If the merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•	TSB shareholders will exchange all of their TSB common stock for a combination of Glacier common stock and cash in the merger. Accordingly, holders of TSB common stock will recognize gain in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of TSB common stock exceeds such holder’s cost basis in its TSB common stock, and (2) the amount of cash received by such holder of TSB common stock in exchange for such holder’s TSB common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	a TSB shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s TSB common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized; and

•	the holding period of Glacier common stock received in exchange for shares of TSB common stock will include the holding period of the TSB common stock for which it is exchanged.

If holders of TSB common stock acquired different blocks of TSB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of TSB common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of TSB common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of TSB common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of TSB common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their TSB common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of TSB common stock is generally taxed at preferential rates. In addition such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of TSB common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of TSB common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. As a result, a holder of TSB common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of TSB common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. TSB shareholders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the merger) in the TSB common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the TSB common stock exchanged in the merger. For these purposes a “significant holder” is a holder of TSB common stock who immediately before the merger (i) owned at least 5% of the total outstanding stock of TSB by vote or value or (ii) owned stock of TSB with a tax basis of at least $1 million. All TSB shareholders will be required to retain permanent tax records of the basis of TSB common stock exchanged and the Glacier common stock and cash received in the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of TSB will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of TSB will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of TSB will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING TREASURE STATE BANK

General

TSB is a Montana state-chartered bank which commenced operations in 2007.

The offices of TSB are located at 3660 Mullan Road, Missoula, Montana 59808.

As of March 31, 2016, TSB had total assets of approximately $72.2 million, total gross loans of approximately $53.4 million, total deposits of approximately $58.4 million and approximately $9.6 million of shareholders’ equity.

Market Area

TSB operates from a single location in Missoula, Montana. Its principal market area consists of Missoula, Ravalli and Lake Counties in Montana.

Lending Activities

TSB’s principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, TSB relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. TSB offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, TSB provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. TSB offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At March 31, 2016, TSB’s consolidated total gross loan portfolio was approximately $53.4 million, representing approximately 74% of its total assets. As of such date, TSB’s loan portfolio consisted of 23% 1-4 family real estate secured loans, 50% commercial real estate secured loans (excluding construction and land development loans), 10% real estate construction and land development loans, 15% commercial loans, 2% installment or consumer loans and 0% commercial leases.

Deposit and Banking Services

Customers of TSB are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Montana, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

TSB does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of TSB’s primary market area and businesses and their employees located in that area. TSB also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, TSB offers a drive-through banking facility, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. TSB’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

TSB Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2015, 2014 and 2013 (audited) and for the three months ended March 31, 2016 (unaudited) are derived from financial statements of TSB:

TSB

Balance Sheet

$000’s

	March 31	Year Ended December 31,
	2016	2015	2014	2013
Cash and Due from Banks	9,796	9,564	4,625	9,535

Fed Funds	0	0	0	0

Certificates of deposit	1,992	1,992	10,956	4,981

Securities	0	0	0	0

Gross Loans	53,357	53,174	48,332	45,578

Allowance for Loan Loss	1,092	1,074	1,335	1,555

Net Loans	52,265	52,100	46,997	44,023

Premises & Fixed Assets	3,855	3,896	4,069	4,206

Other Assets	4,256	4,292	5,094	3,378

Total Assets	72,164	71,844	71,741	66,123

Deposits	58,356	57,746	58,804	55,298

Fed Funds & Repos	0	0	0	0

Borrowings	3,260	3,760	3,300	3,300

Other Liabilities	936	825	412	442

Total Liabilities	62,552	62,331	62,516	59,040

Equity	9,612	9,513	9,225	7,083

Total Liabilities and Shareholder Equity	72,164	71,844	71,741	66,123

TSB

Income Statement

$000’s

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013
Interest Income	663	2,619	2,600	2,764

Interest Expense	71	338	369	492

Net Interest Income	592	2,281	2,231	2,272

Loan Loss Provision	0	0	0	57

Non-interest Income	184	876	366	-104

Non-interest Expense	588	2,412	2,218	2,247

Pre-Tax Income	188	745	379	-136

Taxes	73	295	-1,750	-700

Net Income	115	450	2,129	564

Competition

TSB experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than TSB.

TSB also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of TSB’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than TSB and some of them are not subject to the same degree of regulation as TSB.

Employees

As of March 31, 2016, TSB had 17 full-time and 4 part-time employees. TSB believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

TSB owns and operates out of a commercial building built in 2008 at 3660 Mullan Road in Missoula, Montana.

Legal Proceedings

From time to time, litigation arises in the normal conduct of TSB’s business. TSB, however, is not currently involved in any litigation that management of TSB believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of TSB

The following table shows, as of May 25, 2016, the beneficial ownership of TSB common stock by (i) each person known by TSB to be the beneficial owner more than 5% of TSB’s outstanding common stock, (ii) each of TSB’s directors and executive officers; and (iii) all of TSB’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned (1)	Percentage of Class (2)
Directors and Executive Officers

Mark Burnham	119,395	6.73%
Fred G. Carl, III	3,925	0.22%
Stan Jenne, Ph.D.	11,004	0.62%
J. Richard Orizotti	18,215	1.03%
Ronald Premuroso, Ph.D.	15,860	0.89%
Ray Round	55,435	3.12%
James A. Salisbury	120,040	6.76%
Andy Anderson	8,000	0.45%
Jason Erickson	10,000	0.56%
Anne Robinson	8,459	0.48%

Other 5% Holders

Ray Woodridge	117,168	6.60%
Mark Wilson	90,000	5.07%

(1)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned with a spouse.
(2)	Based on 1,775,295 shares of TSB common stock outstanding as of May 25, 2016.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and TSB Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND TSB COMMON STOCK

Montana law and Glacier’s articles of incorporation and bylaws govern the rights of Glacier’s shareholders and will govern the rights of TSB’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of TSB’s shareholders are currently governed by Montana law and by TSB’s articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and TSB shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana. See also “Where You Can Find More Information About Glacier.”

General

Under its articles of incorporation, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, TSB’s authorized capital consists of 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding.

The following is a more detailed description of Glacier’s and TSB’s capital stock.

Common Stock

As of March 31, 2016, there were 76,168,388 shares of Glacier common stock issued and outstanding, in addition to 232,202 shares of unvested restricted stock awards, under Glacier’s employee and director equity compensation plans.

As of March 31, 2016, there were 1,740,951 shares of TSB common stock issued and outstanding, in addition to options for the purchase of 34,344 shares of TSB common stock.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

As of the date of this proxy statement/prospectus, TSB had no shares of preferred stock issued. The TSB Board is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the TSB Board may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on TSB common stock as and when declared by the TSB Board out of funds legally available for the payment of dividends. TSB’s payment of dividends is generally subject to the same considerations described above with respect to Glacier, except that TSB has no subsidiaries and thus funds legally available for the payment of dividends are generated by TSB’s operations.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and TSB common stock, with each share being entitled to one vote.

The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of TSB provide that shareholders do not have cumulative voting rights in the election of directors.

Preemptive Rights

Neither Glacier’s nor TSB’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If TSB is liquidated, the holders of TSB common stock are entitled to share, on a pro rata basis, TSB’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of TSB common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. The bylaws may also be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The MBCA applies to TSB’s ability to amend its articles of incorporation in the manner described above. The TSB Board may amend or repeal TSB’s bylaws, or adopted new bylaws; however, any bylaws, or any alteration, amendment or repeal of the bylaws, may be subsequently changed or repealed by the holders of a majority of the stock entitled to vote at any shareholders meeting. The bylaws may also be amended or repealed by the shareholders at any regular or special shareholders meeting.

Board of Directors - Number of Directors

Glacier’s articles of incorporation provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, each of whom is currently serving an annual term.

TSB’s articles of incorporation provide that the number of directors may not be less than 7 or more than 12. TSB’s board currently consists of 7 members, each of whom is serving an annual term.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles of incorporation provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

The indemnification of TSB directors and officers pursuant to its articles of incorporation and bylaw is substantially similar to that described with respect to Glacier above. TSB’s articles of incorporation provide that the personal liability of directors and officers shall be eliminated to the fullest extent permitted by the MBCA and the Montana Bank Act.

Potential “Anti-Takeover” Provisions

Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

TSB’s articles of incorporation provide that in the event the board of directors is presented with a possible tender offer or merger or consolidation with another corporation or a purchase of substantially all of the assets of TSB, the board may give, but shall not be required to give, in determining what is in the best interests of TSB and its shareholders, consideration of the social and economic effects on the employees and customers of TSB, and the communities in which TSB’s facilities are located and which TSB serves, in addition to any other factors deemed relevant.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C, Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016;

•	Proxy Statement for Glacier’s 2016 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 5, 2016; January 6, 2016; January 28, 2016; April 21, 2016 (two filings); and April 29, 2016 (other than the portions of those documents not deemed to be filed).

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of TSB, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated June 17, 2016. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to TSB shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

PROJECT SILVER

AGREEMENT AND PLAN OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

TREASURE STATE BANK

DATED AS OF APRIL 20, 2016

-i-

(continued)

-ii-

List of Schedules and Exhibits

SCHEDULES:

Schedule 3.1.1	Office(s)

Schedule 3.1.2	Third Party Consents Required

Schedule 3.1.3	Capital Stock

Schedule 3.1.4(b)	Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8(e)	Jurisdictions of Tax Returns/Audits

Schedule 3.1.8(q)	Tax Attributes

Schedule 3.1.9	Absence of Regulatory Action

Schedule 3.1.10	Material Contracts

Schedule 3.1.15	Asset Classification

Schedule 3.1.16	Litigation

Schedule 3.1.17	Insurance Policies

Schedule 3.1.18	Labor and Employment Matters

Schedule 3.1.19	Benefit Plans

Schedule 4.1.7	Compensation

Schedule 6.2	Identified Employees

EXHIBITS:

Exhibit A	Director Parties to Recital E
Exhibit B	Transaction Related Expenses

AGREEMENT AND PLAN OF MERGER

AMONG

GLACIER BANCORP, INC.,

GLACIER BANK, AND TREASURE STATE BANK

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 20, 2016, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, and TREASURE STATE BANK (the “Bank” or “TSB”).

PREAMBLE

The management and boards of directors of GBCI and the Bank believe that the proposed Bank Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates 13 separately branded banking divisions.

(3) The Bank is a duly organized and validly existing Montana state-chartered bank. The Bank’s principal office and only branch is located in Missoula, Montana.

B. The Transaction. On the Effective Date, (1) the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (2) the Bank’s branch will operate under Glacier Bank’s division, First Security Bank, as part of that division (the “Division”).

C. Board Approvals. The respective boards of directors of GBCI, Glacier Bank, and the Bank have approved this Agreement and authorized its execution and delivery.

D. Other Approvals. The Bank Merger is subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval of this Agreement and/or the Bank Merger by the Bank’s shareholders; and

(3) Approval of or acquiescence in, as appropriate, the Transaction by the Federal Deposit Insurance Corporation (“FDIC”), the Montana Division of Banking and Financial Institutions (the “Montana Division”), and any other agencies having jurisdiction over the Transaction.

E. Director Agreements. In connection with the parties’ execution of this Agreement, the parties set forth on the attached Exhibit A have entered into agreements pursuant to which, among other things, each agrees to vote his, her or its shares of TSB Stock in favor of the actions contemplated by this Agreement and the directors of the Bank have entered into agreements pursuant to which they agree to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

F. Fairness Opinion. The Bank has received from D.A. Davidson & Co. an opinion to the effect that the Merger Consideration is fair from a financial point of view to the shareholders of the Bank.

G. Intention of the Parties—Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual covenants set forth in this Agreement, GBCI, Glacier Bank, and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation or similar transaction involving the Bank or any successor, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of the Bank or any of its Subsidiaries representing 25 percent or more of the consolidated assets of the Bank, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of the Bank, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Agreement and Plan of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Appraisal Laws” means Section 35-1-826 through 35-1-839 of the MBCA, as such sections are applicable to a merger in which the resulting or surviving bank is a state-chartered bank organized under the MBA.

“Asset Classification” has the meaning assigned to such term in Section 3.1.15(b).

“Bank” means Treasure State Bank, a Montana state-chartered bank.

“Bank Merger” means the merger of the Bank with and into Glacier Bank as contemplated by the Agreement.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.4.9.

“Business Day” means any day other than a Saturday, Sunday, legal holiday, or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.7.1.

“Closing” means the closing of the Bank Merger, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative difference between the TSB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $9,500,000, plus the amount of TSB Closing Capital, if any, attributable to the exercise of TSB Options after December 31, 2015.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.19(b).

“Daily Closing Price” has the meaning assigned to such term in Section 1.2.3(a).

“Determination Date” has the meaning assigned to such term in Section 1.2.3(b).

“Dissenting Shares” means the shares of TSB Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with Appraisal Laws.

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Effective Time takes place.

“Effective Time” means the time the Bank Merger becomes effective under the MBA and MBCA.

“Employees” has the meaning assigned to such term in Section 3.1.19(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the Bank, any other entity that is considered one employer with the Bank under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.6.

“Execution Date” means the date of this Agreement.

“Executive Officers” with respect to GBCI and/or Glacier Bank means Michael J. Blodnick, Randall M. Chesler, and Ronald J. Copher.

“Executive Officers” with respect to the Bank means James A. Salisbury, Anne Robinson, Jason Erickson, and Andy Anderson.

“Fairness Opinion” has the meaning assigned to such term in Section 5.2.13.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“GAAP” means United States generally accepted accounting principles.

“GBCI” means Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“GBCI Average Closing Price” has the meaning assigned to such term in Section 1.2.3(c).

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2014, and 2015 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years then ended; (b) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2015, but preceding the Execution Date, if any, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (c) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of TSB Stock in connection with the Bank Merger.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(a).

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (a) the Bank will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Letter of Transmittal” has the meaning set forth in Section 1.7.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (b) significantly and adversely affects the ability of the Person to consummate the Bank Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (c) enables any Person to prevent the consummation of the Bank Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (iv) any modifications or changes made to the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (v) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.1.10.

“MBA” means the Montana Bank Act, as amended.

“MBCA” means the Montana Business Corporation Act, as amended.

“Merger Consideration” means the aggregate consideration contemplated by Section 1.1.

“Montana Division” has the meaning assigned to such term in Recital D.

“Pension Plan” has the meaning assigned to such term in Section 3.1.19(a).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.3(d).

“Per Share Consideration Value” has the meaning assigned to such term in Section 1.2.3(e)

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.3(f).

“Per Share Stock Consideration Value” has the meaning assigned to such term in Section 1.2.3(g).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.19(a).

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries.

“Proposed Dissenting Shares” means those shares of TSB Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 35-1-827 of the MBCA.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of the Bank in connection with their consideration and approval of the Bank Merger.

“Real Property” means any real property that the Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Reports” has the meaning assigned to such term in Section 3.1.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Simple IRA Plan” means the Treasure State Bank SIMPLE IRA Plan, as amended.

“Subject Property” has the meaning assigned to such term in Section 3.1.7(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (a) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25 percent of the assets of the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50 percent or more of the TBS Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (b) that is otherwise on terms which the Board of Directors of the Bank in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to the Bank’s shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.20.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any Schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7.

“Title Company” has the meaning assigned to such term in Section 4.1.11.

“Total Cash Consideration” has the meaning assigned to such term in Section 1.2.3(h).

“Trading Day” has the meaning assigned to such term in Section 1.2.3(g).

“Transaction” means the Bank Merger.

“Transaction Related Expenses” means the payments and obligations related to the Transaction as more fully described on Exhibit B hereto.

“TSB” means Treasure State Bank, a Montana state-chartered bank.

“TSB Capital” means the Bank’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which the Bank’s consolidated tangible equity capital at December 31, 2015, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on the Bank’s balance sheet. In calculating TSB Capital, purchase accounting adjustments will not be taken into account.

“TSB Closing Capital” has the meaning assigned to such term in Section 4.13. For purposes of calculating TSB Closing Capital, to the extent the Final Transaction Related Expenses exceed or are less than $1,100,000, the difference, on an after-tax basis (i.e., after applying an effective income tax rate of 38.455 percent), will be reflected as a pro-forma adjustment to TSB Capital, such that (a) to the extent the Final Transaction Related Expenses exceed $1,100,000, the excess amount, on an after-tax basis, will be treated as a reduction to TSB Capital, or (b) to the extent the Final Transaction Related Expenses are less than $1,100,000, the deficiency amount, on an after-tax basis, will be treated as an increase to TSB Capital.

“TSB Contracts” has the meaning assigned to such term in Section 3.1.2.

“TSB Financial Statements” means the Bank’s (a) audited financial statements as of December 31, 2013, 2014, and 2015, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended; (b) unaudited financial statements as of March 31, 2016, and the related statements of income, cash flows and changes in shareholders’ equity for such quarter and (c) the Subsequent Bank Financial Statements.

“TSB Meeting” has the meaning assigned in Section 4.2.2.

“TSB Options” has the meaning assigned in Section 3.1.3(b).

“TSB Stock” means the shares of TSB common stock, $0.01 par value per share.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Bank Merger. Upon Closing of the Bank Merger, pursuant to the provisions of the MBA, at the Effective Time, the Bank will merge with and into Glacier Bank with Glacier Bank continuing as the resulting bank under Section 32-1-371 of the MBA, and in connection therewith, all shares of TSB Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Bank Merger and without any action on the part of any holder of shares of TSB Stock, be converted into the right to receive the Merger Consideration set forth in Section  1.2.

1.2 Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

1.2.2 Outstanding TSB Stock. Each share of TSB Stock issued and outstanding on the Effective Date, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI a unit consisting of (y) the Per Share Cash Consideration and (z) the Per Share Stock Consideration.

1.2.3 Definitions. For purposes of this Agreement, the following terms have the following meanings:

(a) “Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

(b) “Determination Date” means the tenth (10th) day immediately preceding the Effective Date.

(c) “GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

(d) “Per Share Cash Consideration” means (i) $1.9570, less (ii) the per share amount, if any, equal to the Closing Capital Differential (but only to the extent such

Closing Capital Differential is negative) divided by the number of shares of TSB Stock outstanding at the Effective Time. The Per Share Cash Consideration is also subject to further adjustment pursuant to Section 7.3.2.

(e) “Per Share Consideration Value” means the sum of (i) the Per Share Cash Consideration, and (ii) the Per Share Stock Consideration Value.

(f) “Per Share Stock Consideration” means 0.2030 shares of GBCI Common Stock; provided, however, that the Per Share Stock Consideration is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. Furthermore, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

(g) “Per Share Stock Consideration Value” means the product of (1) the Per Share Stock Consideration multiplied by (2) the GBCI Average Closing Price.

(h) “Total Cash Consideration” means the dollar amount obtained by multiplying (i) the Per Share Cash Consideration by (ii) the number of shares of TSB Stock outstanding at the Effective Time.

(i) “Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of TSB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 TSB Stock Options. The TSB Options have been granted and remain outstanding pursuant to the TSB Plans. At the Effective Time, each TSB Option to acquire shares of TSB Common Stock that is outstanding and unexercised, whether or not then vested, immediately prior to the Effective Time, shall be canceled, and in lieu thereof the holders of such TSB Option shall be paid in cash an amount equal to the product of (a) the number of shares of TSB Common Stock subject to such option at the Effective Time and (b) the amount by which the Per Share Consideration Value exceeds the exercise price per share of such TSB Option, net of any cash which must be withheld under federal and state income and employment tax requirements. As a condition to the receipt of a cash payment in cancellation of options, each option holder shall execute a cancellation agreement in form and substance satisfactory to GBCI. In the event that the exercise price of a TSB Option is greater than the Per Share Consideration, then TSB shall take such actions as may be necessary or appropriate to cause, at the Effective Time, such TSB Option to be canceled without any payment made in exchange therefor. At the Effective Time, all Compensation Plans of the Bank providing for equity-based compensation shall be deemed terminated. In the event that a TSB Option is exercised prior to the Closing, the TSB shares issued upon exercise thereof shall be entitled to the consideration described in Section 1.2.2.

1.5 Payment to Dissenting Shareholders. Proposed Dissenting Shares shall have the rights provided by the MBA.

1.6 Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing TSB Stock, for exchange in accordance with this Section 1.5, (a) certificates or, at GBCI’s option, evidence of shares in book entry form, representing the GBCI Shares for payment of the Per Share Stock Consideration in full; (b) the Total Cash Consideration for payment of the Per Share Cash Consideration; (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3; and (iv) the cash in settlement of in the money TSB Options to be paid in accordance with Section 1.4. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the GBCI Shares held by it from time to time.

1.7 Certificates.

1.7.1 Letter of Transmittal. Promptly following the Effective Date, GBCI will cause to be mailed to each holder of record of a certificate evidencing shares of TSB Stock (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent in accordance with Section 1.7.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.7.2 Surrender of Certificates. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration (and cash for fractional shares) payable with respect to such Certificate. Following the Effective Date, holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to affect the exchange of their Certificates for, (a) evidence of issuance in book entry form, or upon request of such holder, certificates representing f GBCI Common Stock; (b) a check or, at the election of the Bank shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2; and/or (c) a check representing the amount of cash in lieu of fractional shares, if any. Until any Certificates are surrendered and a properly completed and executed Letter of Transmittal is delivered to the Exchange Agent, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.7.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.7.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (a) satisfactory evidence that the holder owns TSB Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (b) any appropriate affidavit or security the Exchange Agent may require, and (c) any reasonable assurances that the Exchange Agent or GBCI may require.

1.7.5 Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (a) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (b) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of TSB Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s TSB Stock was converted at the Effective Time.

1.7.6 Checks in Other Names. Any Person requesting that a check for cash to be received in the Bank Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.7.7 Undelivered Certificates. GBCI, at any time following payment for Dissenting Shares pursuant to the Appraisal Laws may receive from the Exchange Fund cash in an amount equal to the Per Share Cash Consideration times the number of Dissenting Shares for which payment has been made. Any portion of the Exchange Fund that remains unclaimed by shareholders of the Bank on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of TSB Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of TSB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor the Bank will be liable to any holder of TSB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of TSB Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Bank Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Division and the Secretary of State of Montana, in the form required by and executed in accordance with the relevant provisions of the MBA and the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and the Bank agree upon a different date, the Effective Date will be the date of Closing.

2.2 Events of Closing. Closing shall occur within five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Bank Merger will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Bank. The Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a Schedule to this Agreement:

3.1.1 Organization and Good Standing. The Bank is duly organized, validly existing, and in good standing as a state-chartered bank under the laws of the State of Montana and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted. The locations of all offices, including approved and unopened offices of the Bank are listed in Schedule 3.1.1.

3.1.2 Authority. The execution, delivery, and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any material provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party that is not terminable upon 90 days or less written notice without penalty or premium (collectively, the “TSB Contracts”); or (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any material change in the rights or obligations of any party under any of the TSB Contracts. Schedule 3.1.2 contains a list of all consents the Bank must obtain from third parties and notices the Bank must give to third parties under any TSB Contracts before consummation of the Bank Merger.

3.1.3 Capital Stock.

(a) The authorized capital stock of the Bank consists of 5,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, 2,000 shares of which have been designated “Series A Preferred Stock.” A total of 1,740,951 shares of Bank common stock are issued and outstanding as of the date of this Agreement, all of which are fully paid and nonassessable, and no shares of Series A Preferred Stock are outstanding and no shares of Series A Preferred Stock have previously been issued or outstanding.

(b) Except as set forth in Schedule 3.1.3 and except for options to purchase a total of 34,344 shares of TSB Stock (the “TSB Options”), (i) no shares of TSB Stock are reserved for issuance; (ii) the Bank does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights; and (iii) there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares, and (iv) there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of the Bank of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and the Bank has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4 Subsidiaries; Investments.

(a) The Bank has no Subsidiaries.

(b) Schedule 3.1.4(b) lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by the Bank. All such investments comply with all applicable laws and regulations, including without limitation the MBA.

(c) The Bank does not own, or control, or have an economic interest in, directly or indirectly, any joint ventures, partnerships, limited liability companies, special purpose entities, limited purpose entities, or qualified special purpose entities. There are no transactions, arrangements, or other relationships between the Bank, and any executive officer or director of the Bank or any of their respective affiliates that are not reflected in the TSB Financial Statements.

3.1.5 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2011, the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (i) the FDIC, (ii) the Commissioner of the Montana Division

and (iii) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Delivery to Other Party of Reports. The Bank has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, private placement memorandum, proxy statement, information statement, or similar document (collectively, its “Reports”) used or circulated by the Bank with respect to periods since January 1, 2011, through the Execution Date.

(c) Compliance with Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Financial Statements. The Bank’s balance sheets included in the TSB Financial Statements fairly present (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the TSB Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

(e) Books and Records. The books and records of the Bank have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

3.1.6 Properties.

(a) The Bank is not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the TSB Financial Statements or in Schedule 3.1.6, the Bank has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, or pledges to secure deposits and other security provided in the ordinary course of business, including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the TSB Financial Statements as being owned by it. To the Knowledge of the Bank, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances, and regulations.

(b) To the Knowledge of the Bank, all buildings and all fixtures, equipment and other property and assets that are material to the Bank’s business on a consolidated basis are owned by the Bank or are held under leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(c) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase.

(d) The Bank has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of the Bank, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7 Environmental Matters.

(a) For purposes of this Section 3.1.7, the following definitions apply:

(i) “Subject Property” with respect to the Bank means (1) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (2) any facility in which it is or was the owner or operator of the facility; and (3) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

(ii) “Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between the Bank and any governmental entity presently in effect relating to: (1) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (2) the protection of human health or the environment.

(iii) “Hazardous Substances” means any substance, material or waste that is (1) defined as a “hazardous substance” in 42 USC § 9601(14), (2) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (3) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment.

(b) To the Knowledge of the Bank, the Bank and the Subject Property are, and have been, operated in compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

(c) None of the following exists, and to the Knowledge of the Bank, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving the Bank or any Subject Property, relating to:

(i) an asserted liability of the Bank or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(iv) personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property or, if present, none of such vessels are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, the Bank does not own, possess, or control any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property is properly contained in compliance with all applicable Environmental Laws and there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of the Bank, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e) To the Knowledge of the Bank, no part of the Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) No condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws.

3.1.8 Taxes.

(a) Tax Returns and Payment of Taxes. The Bank has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by law to be filed by it. Such Tax Returns are true, complete and correct in all material respects. The Bank is not currently the beneficiary of or a party to any extension of time within which to file any Tax Return. All Taxes due and owing by the Bank (whether or not shown on any Tax

Return) have been timely paid or, where payment is not yet due, the Bank has made an adequate provision for such Taxes in TSB’s Financial Statements (in accordance with GAAP). The Bank’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Bank through the date of such financial statements. The Bank has not incurred any liability for Taxes since the date of the Bank’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. The Bank has made available to GBCI complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of the Bank for any Tax period ending after January 1, 2011.

(c) Withholding. The Bank has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable law.

(d) Liens. There are no Liens for Taxes upon the assets of the Bank other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in TSB’s Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Bank remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Bank. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of the Bank. Schedule 3.1.8(e) lists all federal, state, local and non-U.S. income Tax Returns filed with respect to the Bank for taxable periods ended on or after January 1, 2011, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Bank does not file Tax Returns that the Bank is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither the Bank has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. The Bank (i) has not been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has no liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign law), as a transferee or successor, by contract, or otherwise, or (iii) is not a party to, bound by or subject to any liability under any Tax sharing, allocation or indemnification agreement or arrangement.

(i) Change in Accounting Method. The Bank has not agreed to make, nor is it required to make, any adjustment under IRC Sections 481(a) or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. The Bank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under IRC Section 108(i).

(k) Ownership Changes. Without regard to this Agreement, the Bank has not undergone an “ownership change” within the meaning of IRC Section 382.

(l) US Real Property Holding Corporation. The Bank is not and has never been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(a).

(m) IRC Section 355. The Bank has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(n) Reportable Transactions. The Bank has not been a party to, or a promoter of, a “reportable transaction” within the meaning of IRC Section 6707A(c)(1) and Treasury Regulations 1.6011-4(b).

(o) IRC Section 6662. The Bank has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of IRC Section 6662.

(p) Section 280G. The Bank has not made any payments, is not obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that are not deductible under IRC Section 280G.

(q) Tax Attributes. Schedule 3.1.8(q) sets forth the following information with respect to the Bank as of the most recent practicable date: (i) the basis in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (iii) the amount of any deferred gain or loss arising out of any intercompany transaction; and (iv) the amount of any excess loss account in the stock of a Subsidiary.

3.1.9 Absence of Regulatory Action. The Bank is not in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Except as disclosed in Schedule 3.1.9, the Bank is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, the Bank is not bound by any contract, agreement, or arrangement that is material to operation of its business (each a “Material Contract”) including, without limitation, any contract, agreement, or arrangement that: (i) is to be performed after the date of this Agreement; (ii) has not been set forth in Schedule 3.1.10; (iii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of the Bank or any of its affiliates; (iv) that obligates the Bank or any of its affiliates to conduct business with any third party on an exclusive or preferential basis; (v) that requires referrals of business or requires the Bank or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Bank; (vii) that limits the payment of dividends by the Bank; (viii) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties; (ix) that provides for payments to be made by the Bank upon a change in control thereof; (x) that was not negotiated and entered into on an arm’s-length basis; (xi) that provides for indemnification by the Bank of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (xii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $10,000 per annum (other than any such contracts which are terminable by the Bank on 30 days or less notice without any required payment or other conditions, other than the condition of notice); (xiii) to which any affiliate, officer, director, employee, or consultant of the Bank is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xiv) that would prevent, materially delay or materially impede the Bank’s ability to consummate the Bank Merger or the other transactions contemplated hereby; or (xv) that contains a put, call or similar right pursuant to which the Bank could be required to purchase or sell, as applicable, any equity interests of any Person or assets.

(b) (i) Each Material Contract is a valid and legally binding agreement of the Bank, as applicable, and, to the Knowledge of the Bank, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) the Bank has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract;

(iii) the Bank, and, to the Knowledge of the Bank, any counterparty or counterparties, is in breach of any material provision of any Material Contract; and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of the Bank under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.2 sets forth a true and complete list of (1) all Material Contracts pursuant to which consents or waivers are or may be required and (2) all notices which are required to be given, in each case, prior to the performance by the Bank of this Agreement and the consummation of the Bank Merger and the other transactions contemplated hereby.

3.1.11 Compliance with Laws. The Bank has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit the Bank to carry on its business as presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of the Bank, no suspension or cancellation of any of them is threatened.

3.1.12 Knowledge as to Conditions. To the Knowledge of the Bank, there exists no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.13 No Material Adverse Effect. Since December 31, 2015, (a) the Bank has conducted its business only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of the Bank (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on the Bank.

3.1.14 Shareholder List. The Bank has provided to GBCI a list of its shareholders as of the most recent practicable date. To the Bank’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the TSB Stock as of the date thereof, excluding those whose identities have been withheld by certain shareholders and their broker-dealers, as disclosed and provided to GBCI.

3.1.15 Asset Classification.

(a) Schedule 3.1.15 sets forth a list, accurate and complete, as of March 31, 2016, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of the Bank that have been criticized or classified by any internal audit conducted by the Bank, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(b) Except as shown in Schedule 3.1.15, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2015, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by the Bank before the Execution Date.

3.1.16 Litigation. Except as shown on Schedule 3.1.16, no material litigation, proceeding or controversy is pending before any court or governmental agency (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against the Bank and, to the Knowledge of the Bank, no such litigation, proceeding, controversy, claim or action has been threatened.

3.1.17 Insurance. The Bank has taken all requisite action (including the making of claims and the giving of notices) under its directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by the Bank.

3.1.18 Labor and Employment Matters.

(a) The Bank is not a party to, and is not bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. The Bank is not the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving the Bank is pending or, to the Knowledge of the Bank, threatened. The Bank has no Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) The Bank has made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of the Bank and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.18 of the Bank’s disclosure schedule. The Bank is and has been in compliance in all material respects with all applicable laws and regulations respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. No employee of the Bank has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee and without liability to the Bank (other than for salary or wages for time worked and benefits earned prior to the date of such termination). The Bank has provided to GBCI a true and complete list of all independent contractors and consultants to the Bank, including such consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.19 Employee Benefits.

(a) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by the Bank. The Bank is not now nor has it ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(b) Schedule 3.1.19 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements or other arrangements providing for compensation, severance, performance awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Bank for the benefit of any employees or former employees of the Bank (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering the Bank’s current employees (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(c) All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which the Bank may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to the Knowledge of the Bank, threatened. The Bank has not engaged in a transaction with respect to any Plan that could subject it or the Bank to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d) All material contributions required to be made by the Bank under the terms of any of its Plans have been timely made or have been reflected in the TSB Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither the Bank or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307, or 4204.

(e) Except as disclosed in the TSB Financial Statements or in Schedule 3.1.19(b), the Bank has no any obligations for retiree health or life benefits.

(f) No provision of the documents governing any Plan contains restrictions on the rights of the Bank to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g) Except as disclosed in the TSB Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19(b), the Bank Merger will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any material increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control or similar payments or compensation under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.19(b) have been properly accrued in accordance with GAAP.

(h) Except as disclosed in Schedule 3.1.19(b), the Bank does not maintain a supplemental retirement plan or similar arrangement for any of its current or former officers, directors, or employees.

(i) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been meet with respect to each applicable Plan.

(j) Each Compensation Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulation, notices, rulings, and final regulations).

3.1.20 Takeover Laws. The Bank has taken all action required to be taken by it in order to exempt this Agreement and the Transaction from, and this Agreement and the Transaction are exempt from, the requirements of any “moratorium, “ “control share, “ “fair price, “ “business combination,” or other antitakeover laws and regulations of any state, including, without limitation, the State of Montana, applicable to it (collectively, “Takeover Laws”). The Bank has taken all action required to be taken by it in order to make this Agreement and the Transaction comply with, and this Agreement and the Transaction do comply with, the requirements of any articles, sections or provisions of the Bank’s Articles of Incorporation and Bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). The Bank has no shareholder rights plan, “poison pill” or similar plan.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of D.A. Davidson relating to its advisory and other services relating to the Bank Merger and this Agreement pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of the Bank, or under its authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.1.22 Completeness of Representations. No representation or warranty made by or with respect to the Bank in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by GBCI or Glacier Bank of the business and affairs of the Bank will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement.

3.2 Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a Schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to the Bank that:

3.2.1 Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2 Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); or (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3 Capital Stock.

(a) The authorized capital stock of GBCI consists of 1,000,000 shares of preferred stock, par value $0.01 per share, and 117,187,500 shares of GBCI Common Stock. No shares of Preferred Stock are outstanding and a total of 76,166,700 shares of GBCI Common Stock were issued and outstanding as of March 1, 2016, all of which were validly issued and are fully paid and nonassessable. As of March 1, 2016, no options to acquire shares of GBCI Common Stock are outstanding.

(b) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

3.2.4 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2011, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (i) the SEC, (ii) the Federal Reserve, (iii) the FDIC, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable state and federal securities laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c) Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, amounts payable to holders of In-the-money Options, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6 Absence of Regulatory Action. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither

GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7 Knowledge as to Conditions. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.8 Litigation. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending, or to the knowledge of GBCI threatened, claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Bank Merger.

3.2.9 Taxes. All material Tax Returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all Taxes upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are shown as due and payable on such Tax Returns have been paid. The federal income portion of such taxes have been paid in full as indicated in the federal income tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional Taxes are being asserted with respect to federal or state income tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional Taxes.

3.2.10 No Material Adverse Effect. Since December 31, 2015, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.11 Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by the Bank of the business and affairs of GBCI and Glacier Bank will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement.

ARTICLE 4

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 Conduct of the Bank’s Businesses Prior to Closing. The Bank covenants that, from the date of this Agreement and through to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to the Bank, subject to applicable law, the books, records, properties, contracts and documents of the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege, or contravene any law, order, judgment or decree. The Bank will cooperate fully in such inspection, audit, or direct verification and make available all information reasonably requested by or on behalf of GBCI.

(b) Upon prior written reasonable request by GBCI, the Bank will request that any third parties involved in the preparation or review of the TSB Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld or delayed, subject to applicable law and except as required by the FDIC (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement), the Bank will conduct its business only in the ordinary and usual course and will not do any of the following:

(a) effect any stock split or other recapitalization with respect to TSB Stock; issue, redeem, pledge or encumber in any way any shares of such capital stock;

(b) other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to TSB Stock;

(c) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $25,000 or make any material commitment therefor, other than transactions in the ordinary and usual course of business (which shall be deemed to include any OREO transactions in an amount of $100,000 or less);

(d) solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(e) with the exception of loans approved by the Bank prior to the date hereof, or loans under commitment at the date hereof (which the Bank represents and warrants have been made pursuant to the Bank’s current underwriting standards and which approvals or commitments have been made available to GBCI), offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $500,000 without prior consultation with and approved by GBCI, which consultation and approval will not be unreasonably withheld or delayed and which will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a loan package concerning the loan at issue;

(f) make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(g) acquire an ownership interest (except other real estate owned with a value not exceeding $50,000) or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6 and in the case of an ownership interest (including non-residential other real estate owned), without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(h) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (y) entered into in the ordinary course of business, consistent with past practices, and (z) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(i) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $10,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(j) enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(k) (i) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (ii) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(l) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(m) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (i) by GAAP, (ii) for tax purposes, or (iii) to take advantage of any beneficial tax or accounting methods;

(o) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate except for emergency repairs or replacements;

(p) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(q) willfully take any action which would materially and adversely affect or delay its ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Bank Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 Pre-Closing Actions. Following execution of this Agreement and prior to Closing, the Bank shall:

(a) Take all action necessary to satisfy any contractual notice or consent requirements under the TSB Contracts arising from the Transaction.

(b) Except as otherwise provided in this Agreement, (i) continue to make on a timely basis all filings with governmental authorities required in connection with administration of its Compensation Plans and other Plans, including, without limitation, timely filing of its Form 5500, and (ii) terminate by all necessary and appropriate actions of the Board of Directors of the Bank, as applicable, Plans (including Compensation Plans) maintained by the Bank as may be requested by GBCI in connection with Closing (after satisfaction or waiver of all Closing conditions). If requested by GBCI, the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, the Bank shall, prior to the date of calculation of TSB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made upon termination of the Plans including Compensation Plans). All resolutions, notices, or other documents issued, adopted or executed by the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(c) Take such action as may be reasonably requested by GBCI to terminate or modify the Simple IRA Plan as may be necessary or appropriate to facilitate the participation of employees of the Bank who continue employment with Glacier Bank after the Effective Time in GBCI’s 401(k) Plan, if legally permissible. GBCI shall review and take all reasonable action consistent with the terms of GBCI’s 401(k) Plan and applicable law as soon as is reasonably practicable in light of administrative considerations to allow such continuing employees to roll over to GBCI’s 401(k) Plan an amount equal to the full account balance distributed to any such continuing employee from the Simple IRA Plan, assuming such balances are eligible for roll over.

(d) (i) Not take any action that would cause the Transaction to be subject to requirements imposed by any Takeover Laws, (ii) take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transaction from any applicable Takeover Laws, as now or hereafter in effect, (iii) not take any action that would cause the Transaction not to comply with any Takeover Provisions, and (iv) take all necessary steps within its control to make the Transaction comply or continue to comply with the Takeover Provisions.

(e) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

(f) Terminate the registration or dissolve, as appropriate or as otherwise requested by GBCI, the corporate registration for Treasure State Bancorporation, Inc., a corporation established under the laws of Montana, and to cancel or transfer to Glacier Bank all registrations or other rights to the name and derivations thereof.

4.1.4 Maintenance of Properties. The Bank will maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice in all material respects.

4.1.5 Preservation of Business Organization. The Bank will use its commercially-reasonable efforts to: (a) preserve its business organization, (b) retain the services of management and employees, and (c) preserve the goodwill of suppliers, customers and others with whom the Bank has business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, the Bank will not make any change with respect to present management personnel having the rank of assistant vice president or higher.

4.1.7 Compensation. Except as set forth on Schedule 4.1.7 with respect to interim bonus payments to be made, the Bank will not permit any increase in the current or deferred compensation or benefits payable or to become payable by the Bank to any of its directors, officers, employees, agents or consultants, other than normal incremental increases in base compensation in accordance with the Bank’s established policies and practices with respect to the timing and amounts of such incremental increases. Without the prior written approval of GBCI, the Bank will not commit to, execute or deliver any employment agreement with any person.

4.1.8 Update of Financial Statements. The Bank will deliver unaudited balance sheets and related statements of income and shareholders’ equity for the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. The Subsequent TSB Financial Statements:

(a) will be prepared from the books and records of the Bank;

(b) will present fairly the financial position and operating results of the Bank at the times indicated and for the periods covered;

(c) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(d) will reflect all liabilities of the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to the Bank that are required to be reflected in footnotes in accordance with GAAP and not recorded on the Subsequent TSB Financial Statements will be disclosed in writing to GBCI.

4.1.9 Update Schedules. From the date of this Agreement until Closing, the Bank will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of the Bank to enable such Schedules to remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of the Bank’s representations or warranties contained in this Agreement.

4.1.10 Acquisition Proposal. The Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing. Neither the Bank, nor any of the Bank’s directors, officers, employees, agents, and representatives (including, without limitation, any investment banker, attorney, accountant, or adviser retained by it, or any affiliate of the Bank or any of the foregoing) shall, directly or indirectly, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Bank) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event the Bank receives an unsolicited bona fide Acquisition Proposal and the Board of Directors of the Bank determines prior to approval of the Transaction by the Bank’s shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, the Bank may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, the Bank and such Person shall have executed a confidentiality agreement on terms at least as favorable to the Bank as those contained in its confidentiality agreement with GBCI. The Bank will further notify GBCI in writing immediately (and in any event within two Business

Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with the Bank, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice. The Bank shall keep GBCI reasonably and promptly informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Bank will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of this section of the obligations undertaken in this Section 4.1.10.

4.1.11 Status of Title/Leasehold Interests. The Bank will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, a title commitment for the Real Property issued by a title insurance company reasonably satisfactory to GBCI (the “Title Company), the cost of which shall be borne and paid by GBCI. The title commitment must show the current status of title to the Real Property. Within 15 days after the date on which the Bank delivers the title report to GBCI for its review, GBCI will inform the Bank in writing whether, and in what manner, it objects to any of the exceptions to title shown on the title reports. The Bank will, within ten days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. The Bank will not, however, be obligated to seek removal of exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by the Bank as of the Execution Date or (b) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the TSB Financial Statements. At Closing, if requested by GBCI, the Bank will cause the Title Company to provide GBCI with standard coverage title insurance policies issued with respect to each parcel of the Real Property, in an amount commensurate with the value of each property as agreed upon by GBCI and the Bank, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent, non-monetary Liens that do not adversely affect the use or value of such Real Property in any material respect, and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.12 Directors’ and Officers’ Liability. Before the Effective Date, the Bank will notify its directors’ and officers’ liability insurers of the Bank Merger and of all pending or, to the Knowledge of the Bank, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.4 and known to the Bank, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13 Review of Loans. The Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to evaluate credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS 141R. GBCI and its advisors will have continued access to the Bank’s loans and related documentation through Closing to update its examination. At GBCI’s reasonable request, the Bank will from time to time provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

4.1.14 Continuing Representation and Warranties. The Bank will not do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2 Registration Statement; TSB Meeting.

4.2.1 Preparation of Registration Statement.

(a) As soon as possible following the Execution Date, but not later than 45 days after the Execution Date, GBCI will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to the Bank’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their reasonable best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the TSB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of or relating to the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. The Bank will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. The Bank will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2 Submission to Shareholders. The Bank will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “TSB Meeting”). The TSB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to the Bank’s shareholders without objection by applicable governmental authorities. The Board of Directors of the Bank will recommend approval of this Agreement and/or the Bank Merger to the Bank’s shareholders, and shall not withdraw, modify, or qualify its recommendation unless, subsequent to the date of this Agreement, the Bank receives a Superior Proposal and the Board of Directors of the Bank determines, in good faith and after consultation with independent legal counsel, that it is in the best interests of the Bank and its shareholders to withdraw, modify or qualify such recommendation.

4.3 Submission to Regulatory Authorities. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Bank Merger. GBCI will provide copies of such applications for review by or on behalf of the Bank prior to their submission to the applicable regulatory authorities. These applications are expected to include: (a) An interagency bank merger application to be filed with the FDIC; and (b) an application to the Commissioner of the Montana Division and related filings regarding the Transaction; and (c) filings and coordination with the offices of the Montana Division and Secretary of State of Montana with respect to the Bank Merger. The Bank will cooperate and use its reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and governmental authorities necessary to consummate the Transaction. The Bank shall, upon request, furnish GBCI with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of GBCI, Glacier Bank, or the Bank to any third party or governmental authority in connection with the Transaction.

4.4 Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Bank Merger will occur upon, and be determined by, the mutual consent of the Bank and GBCI.

4.5 Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or the Bank to consummate the Bank Merger.

4.6 Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7 Transition. During the period from the date of this Agreement to the Effective Time, the Bank shall cause one or more of its representatives to confer with representatives of GBCI and report the general status of its ongoing operations at such times as GBCI may reasonably request. Representatives of GBCI, Glacier Bank and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Bank shall not be obligated to take any such action prior to the Effective Time and, unless the Bank otherwise agrees, no conversion shall take place prior to the Effective Time.

4.8 Notice. The parties will provide each other with prompt written notice of:

(a) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(b) The commencement of any investigation, action or proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(c) In the case of the Bank, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2(g).

4.9 Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Bank Merger otherwise fails to be consummated, each party to this Agreement will promptly (y) return to the other all confidential documents obtained from them and (z) not use for commercial purposes or disclose for any reason any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction, except as permitted by clauses (a) or (c)  above.

4.10 Availability of GBCI’s Books, Records, and Properties. GBCI will reasonably make its books, records, properties, contracts, and documents available to the Bank and its counsel, accountants and other representatives during business hours with reasonable advance notice and for any reasonable purpose directly related to this Agreement. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

4.11 Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12 Tax Treatment. Neither GBCI nor the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under Section  368(a) of the Code.

4.13 The Bank Closing Capital. No later than the 10th Business Day before Closing, the Bank shall calculate in good faith the estimated TSB Capital as of Closing and shall provide GBCI with a copy of the proposed Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the TSB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such TSB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify the Bank as to whether GBCI accepts or disputes the amount of the TSB Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and the Bank are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and the Bank the resolution of such disputed matters and the effect of such determinations on the calculation of the TSB Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and the Bank mutually agree upon a different amount. The TSB Capital as of Closing, as determined and agreed upon in writing by GBCI and the Bank in accordance with this Section 4.13, is the “TSB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and the Bank, on the other hand, and the Bank’s portion shall be an expense in the calculation of the TSB Closing Capital.

4.14 Transaction Related Expenses. No later than the tenth (10th) Business Day before Closing, the Bank shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within two Business Days following receipt thereof, notify the Bank as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and the Bank are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and the Bank in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15 Payment of Dividend. To the extent the Closing Capital Differential is positive, the Bank shall, upon written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount of such positive Closing Capital Differential; provided, however, the amount of such dividend may be limited to the extent necessary to cause the Bank Merger to effect a transfer of “substantially all of the properties” of the Bank within the meaning of Code Section 368(a)(2)(D), as determined in the sole discretion of GBCI in consultation with tax counsel.

4.16 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Bank Merger by August 31, 2016, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.17 Listing. GBCI will use its reasonable best efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Market, subject to official notice of issuance, prior to the Effective Time.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Bank Merger.

5.2 Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The representations and warranties of the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). The Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of the Bank and dated as of Closing.

5.2.2 Compliance. The Bank will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. The Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of the Bank and dated as of Closing.

5.2.3 Closing Capital and Financial Statements. The Bank will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of TSB Closing Capital pursuant to the terms of Section 4.13.

5.2.4 Transaction Related Expenses. The Bank will have delivered to GBCI the information set forth in Section 4.14, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.5 No Material Adverse Effect. Since December 31, 2015, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to the Bank or the commencement of any proceeding against the Bank that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to the Bank.

5.2.6 Financial Condition. In the opinion of the Executive Officers of the Bank, the Bank’s ALLL is adequate to absorb the Bank’s anticipated loan losses.

5.2.7 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Bank Merger.

5.2.8 Opinion of Counsel. Counsel to the Bank will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to GBCI.

5.2.9 Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP, and delivered to the Bank, an opinion addressed to the Bank and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.10 Real Property Matters. GBCI will have received the irrevocable commitment by the Title Company to issue the policy required under Section 4.1.11.

5.2.11 Corporate and Shareholder Action. Each of the following will have approved or ratified the Bank Merger, as applicable:

(a) The Board of Directors of the Bank; and

(b) The shareholders of the Bank.

5.2.12 Resignation of Directors. The directors of the Bank will have tendered their written resignations from the Board of Directors of the Bank, to be effective upon consummation of the Bank Merger, as applicable.

5.2.13 Fairness Opinion. The Bank has received a fairness opinion from D.A. Davidson & Co. (the “Fairness Opinion”), to the effect that the Merger Consideration to be received by the Bank shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.14 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.15 No Change in Loan Review. The Bank will have provided to GBCI the reports requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a change in either: (a) the information set forth in Schedule 3.1.15 or (b) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.2.16 Corporate Dissolution. The Bank shall have terminated the registration of, or dissolved, Treasure State Bancorporation, Inc. as required by Section 4.1.3(f).

5.2.17 Warrant Termination Agreements. The Bank shall have received from all holders of outstanding warrants to purchase TSB Stock warrant termination agreements in form and substance reasonably satisfactory to GBCI.

5.3 Conditions to Obligations of the Bank. All obligations of the Bank pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to the Bank a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to the Bank a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Bank Merger.

5.3.4 No Material Adverse Effect. Since December 31, 2015, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5 Corporate Action. Each of the Board of Directors of GBCI and Glacier Bank will have approved the Bank Merger, as applicable.

5.3.6 Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.14, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Bank Merger shall have been approved for quotation on The NASDAQ Global Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.8 Approval of the Bank Shareholders. The shareholders of the Bank will have approved this Agreement and the Bank Merger by the requisite vote under Montana law and the Bank’s Articles of Incorporation, as applicable.

5.3.9 Fairness Opinion. The Bank has received the Fairness Opinion to the effect that the Merger Consideration to be received by the Bank shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.3.10 Tax Opinion. The tax opinion specified in Section 5.2.9 shall have been delivered to the Bank in form and substance reasonably acceptable to the Bank and its advisors.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employees. GBCI and Glacier Bank plans to offer employment to all employees of the Bank, except as set forth on Schedule 6.2 attached hereto.

6.3 Employee Benefit Issues.

6.3.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any employees of the Bank who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.3.2 Treatment of Past Service. For purposes of such participation, current employees of the Bank (a) will be given credit for prior service with the Bank for purposes of determining eligibility and vesting under benefits plans of GBCI and Glacier Bank (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination) and (b) will be able to transfer any accrued benefits such employee is currently entitled to the extent permitted by the terms of the benefit plans of GBCI or Glacier Bank, as applicable.

6.3.3 No Contract Created. Nothing in this Agreement will give any employee a right to employment or to continuing employment.

6.3.4 Severance Payments. Bank employees who are not entitled to severance under the Compensation Plans set forth in Schedule 3.1.19 and who stay with the Bank through Closing but are not offered employment with Glacier Bank following the Closing will receive (a) severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years or prior service with the Bank, at the expense of GBCI, and (b) where deemed appropriate by Glacier Bank, reasonable outplacement services, including guidance to opportunities for employment within Glacier Bank.

6.4 Indemnification of Directors and Executive Officers. For a period of four years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Bank Merger to the fullest extent that the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four years after the Effective Date, GBCI will use reasonable best efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before November 30, 2016, either GBCI or the Bank may terminate this Agreement and the Bank Merger if both of the following conditions are satisfied:

(a) the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

(b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2 Termination Due to Increase in GBCI Average Closing Price.

7.2.1 GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Bank Merger by written notice to the Bank on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $27.05 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date) unless the Bank makes the election set forth in Section 7.2.2.

7.2.2 The Bank’s Right to Adjust Consideration. If GBCI provides written notice to the Bank in accordance with Section 7.2.1, then within three Business Days following the Bank’s receipt of such notice, the Bank may elect by written notice to GBCI to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Per Share Stock Consideration shall be the number of shares of GBCI Common Stock equal to the quotient obtained by (a) dividing the result of (i) the number of shares of TSB Stock outstanding at the Effective Time multiplied by (ii) the Per Share Stock Consideration multiplied by (iii) $27.05 by the GBCI Average Closing Price (rounded up to the nearest whole share), and (b) dividing that result by the number of shares of TSB Stock outstanding at the Effective Time (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

If the Bank makes an election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3 Termination Due to Decrease in GBCI Average Closing Price.

7.3.1 The Bank’s Right to Terminate. By specific action of its board of directors, the Bank may terminate this Agreement and the Bank Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average

Closing Price is (a) less than $19.99 but not less than $19.00 and the price of GBCI Common Stock has during the period from the Execution Date through the Determination Date underperformed the KBW Regional Banking Index by more than 10 percent, or (b) less than $19.00 (without in either case taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless GBCI makes the applicable election set forth in Section 7.3.2.

7.3.2 GBCI’s Right to Adjust Consideration. If the Bank provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to the Bank to (a) in the event of a termination by the Bank pursuant to Section 7.3.1(a), adjust the Per Share Stock Consideration (or Per Share Cash Consideration) such that the total value of GBCI Common Stock to be issued in the Transaction (plus any additional Cash Consideration) is equal to the result of (i) the number of shares of TSB Stock outstanding at the Effective Time multiplied by (ii) the Per Share Stock Consideration multiplied by (iii) $19.99, or (b) in the event of a termination by the Bank pursuant to Section 7.3.1(b), adjust the Per Share Stock Consideration (or Per Share Cash Consideration), such that the total value of GBCI Common Stock in the Transaction (plus any additional Cash Consideration) is equal to the result of (i) the number of shares of TSB Stock outstanding at the Effective Time multiplied by (ii) the Per Share Stock Consideration multiplied by (iii) $19.00.

If GBCI makes an election under Section 7.3.2, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration (or Per Share Cash Consideration) has been adjusted).

7.4 Other Grounds for Termination. This Agreement and the Bank Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by the Bank’s shareholders, unless otherwise provided) by the Bank or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of the Bank and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By the Bank or GBCI, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Bank Merger); provided, however, that either party will have 15 Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3 Breach of Representation. By the Bank or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this

Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by the Bank) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.4 Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee.

7.4.5 Failure to Recommend or Obtain Shareholder Approval. By GBCI if (a) the Board of Directors of the Bank (i) fails to recommend to its shareholders the approval of the Bank Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Bank Merger; or (b) regardless of whether the Board of Directors of the Bank recommends to the Bank’s shareholders the approval of the Bank Merger, the Bank’s shareholders do not approve the Bank Merger at the TSB Meeting.

7.4.6 Impracticability. By either GBCI or the Bank, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Bank Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the Bank Merger or this Agreement.

7.4.7 Dissenting Shares. By GBCI if holders of 5 percent or more of the outstanding shares of TSB Stock are Proposed Dissenting Shares.

7.4.8 Superior Proposal—Termination by the Bank. By the Board of Directors of the Bank upon written notice to GBCI if such Board of Directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Bank may not terminate this Agreement pursuant to this Section 7.4.8 unless (a) it has not breached

Section 4.1.10, (b) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the Board of Directors of the Bank is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable the Board of Directors of the Bank to proceed with the Bank Merger, and (d) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.9 Superior Proposal—Termination by GBCI. By GBCI upon written notice by the Bank if (a) an Acquisition Event will have occurred or (b) a third party will have made a proposal to the Bank or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Bank Merger are not approved at the TSB Meeting.

7.5 Termination Fee Payable by the Bank. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, the Bank will pay to GBCI a termination fee of $250,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by the Bank within three Business Days following the date of GBCI’s demand.

7.6 Termination Fee Payable by GBCI. Due to expenses, direct and indirect, incurred by the Bank in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to the Bank a termination fee of $250,000 if the Bank terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on the Bank’s demand and must be paid by GBCI within three Business Days following the date of the Bank’s demand.

7.7 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend or Obtain), Section 7.4.8 (Superior Proposal—Termination by the Bank), or Section 7.4.9(a) (Superior Proposal—Termination by GBCI—Immediate Acquisition Event), then the Bank will immediately pay to GBCI $590,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(b) (Superior Proposal—Termination by GBCI —Subsequent Acquisition Event) and prior to or within one year after such termination, the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event will have occurred, then the Bank will promptly pay to GBCI the Break-Up Fee.

7.8 Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Article 7, except as provided in Sections 7.5 or 7.6, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to termination fees under Section 7.5 or 7.6 and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute reasonable liquidated damages and not a penalty.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Email: mblodnick@glacierbancorp.com Attn: Michael J. Blodnick President and CEO

with a copy to:	Miller Nash Graham & Dunn LLP Pier 70 2801 Alaskan Way Suite 300 Seattle, Washington 98121-1128 Email: Stephen.Klein@millernash.com David.Post@millernash.com Attn: Stephen M. Klein David G. Post

the Bank:	Treasure State Bank 3660 Mullan Road Missoula, Montana 59808 Email: jsalisbury@treasurestatebank.com Attn: James A. Salisbury Chairman and CEO

with a copy to:	Bjornson Law Offices, PLLC 2809 Great Northern Loop, Suite 100 Missoula, Montana 59808 Email: david@bjornsonlaw.com Attn: David H. Bjornson or to such other address or Person as any party may designate by written notice to the other given under this Section.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b) compliance with any of the covenants of any other party; and

(c) any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Sections 7.5 and 7.6 (Termination Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and neither GBCI, Glacier Bank, nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements, or covenants.

8.5 Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Bank Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration

Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Kalispell, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the TSB Meeting; provided, however, that after approval by the Bank’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of the Bank without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Agreement and Plan of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

GLACIER BANK

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, CEO

TREASURE STATE BANK

By:	/s/ James A. Salisbury
James A. Salisbury, Chairman and CEO

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Director Parties to Recital E

Mark Burnham

Fred G. Carl, III

Stan Jenne, Ph.D.

J. Richard Orizotti

Ronald Premuroso, Ph.D.

Ray Round

James A. Salisbury

A-1

EXHIBIT B

Transaction Related Expenses

Transaction-Related Expenses ($000s)	Estimated Transaction-Related Expenses	Final Transaction-Related Expenses
Vendor Contracts

Accruals relating to change in control payments, if any
Other severance amounts
Professional Expenses
Investment banking
Legal
Accounting and other
TOTAL

As provided in the Agreement and Plan of Merger, differences between the Final Transaction Related Expenses and $1,100,000 will be added to or subtracted from, as the case may be, TSB Capital for purposes of determining both TSB Closing Capital and the Closing Capital Differential.

B-1

APPENDIX B

Montana Code Annotated

TITLE 35

CHAPTER 1. BUSINESS CORPORATIONS

PART 8. MERGER, CONSOLIDATION, SHARE EXCHANGE, AND SALE OF ASSETS

Sections 35-1-826 through 35-1-839 – Dissenters’ Rights

35-1-826. Definitions. As used in 35-1-826 through 35-1-839, the following definitions apply:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.

(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

35-1-827. Right to dissent. (1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a) consummation of a plan of merger to which the corporation is a party if:

(i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

(c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

(e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.

(2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

35-1-828. Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(a) submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

35-1-829. Notice of dissenters’ rights. (1) If a proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

(2) If a corporate action creating dissenters’ rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters’ rights that the action was taken and shall send them the dissenters’ notice described in 35-1-831.

35-1-830. Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) shall deliver to the corporation before the vote is taken written notice of the intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(b) may not vote the shareholder’s shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1)(a) is not entitled to payment for the shareholder’s shares under 35-1-826 through 35-1-839.

35-1-831. Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under 35-1-827 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of 35-1-830.

(2) The dissenters’ notice must be sent no later than 10 days after the corporate action was taken and must:

(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters’ rights to certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

(e) be accompanied by a copy of 35-1-826 through 35-1-839.

35-1-832. Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to 35-1-831(2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s certificates when required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under 35-1-826 through 35-1-839.

35-1-833. Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

35-1-834. Payment. (1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter’s shares plus accrued interest.

(2) The payment must be accompanied by:

(a) the corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) a statement of the corporation’s estimate of the fair value of the shares;

(c) an explanation of how the interest was calculated;

(d) a statement of the dissenter’s right to demand payment under 35-1-837; and

(e) a copy of 35-1-826 through 35-1-839.

35-1-835. Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under 35-1-831 and repeat the payment demand procedure.

35-1-836. After-acquired shares. (1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under 35-1-837.

35-1-837. Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and the amount of interest due and may demand payment of the dissenter’s estimate, less any payment under 35-1-834, or reject the corporation’s offer under 35-1-836 and demand payment of the fair value of the dissenter’s shares and the interest due if:

(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the demand in writing under subsection (1) within 30 days after the corporation made or offered payment for the dissenter’s shares.

35-1-838. Court action. (1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the district court of the county where a corporation’s principal office is located or, if its principal office is not located in this state, in Lewis and Clark County. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located or, if the domestic corporation did not have its principal office in the state at the time of the transaction, in Lewis and Clark County.

(3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

(4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment:

(a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares plus interest exceeds the amount paid by the corporation; or

(b) for the fair value plus accrued interest of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

35-1-839. Court costs and attorney fees. (1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or

(b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

April 20, 2016

Board of Directors

Treasure State Bank

3660 Mullan Road

Missoula, MT 59808

Members of the Board:

We understand that Treasure State Bank (“Treasure State”) proposes to enter into an Agreement and Plan of Merger to be dated April 20, 2016 (the “Agreement”) with Glacier Bancorp, Inc. (“GBCI”), pursuant to which, among other things, GBCI will acquire all of the issued and outstanding common stock of Treasure State and then Treasure State will merge with and into Glacier Bank (the “Merger”). As set forth in the Agreement, GBCI will pay each a unit for each share of Treasure State stock outstanding of (i) $1.9570 in cash and (ii) 0.2030 shares of GBCI common stock. The value of that unit that will be paid for each common share outstanding of Treasure State common stock is defined in the Agreement as the Per Share Consideration Value. The cash portion of the merger consideration is subject to the certain adjustments pursuant to Sections 1.2, and 4.15 of the Agreement, as to which we express no opinion. You have advised us that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. The terms and conditions of the Merger are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Treasure State Common Stock of the Per Share Consideration Value to be paid to each such holder in the proposed Merger.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	drafts of the Agreement (including disclosure schedules) and Voting Agreement as of April 9, 2016;

(ii)	certain financial statements and other historical financial and business information about Treasure State and GBCI made available to us from published sources and/or from the internal records of Treasure State that we deemed relevant;

(iii)	the current market environment generally and the banking environment in particular;

(iv)	the current and historical market prices and trading activity of the Treasure State Common Stock with that of certain other publicly-traded companies that we deemed relevant;

(v)	the current and historical market prices and trading activity of the GBCI Common Stock with that of certain other publicly-traded companies that we deemed relevant;

Investment Banking

Davidson Building ● 8 Third Street North ● Great Falls, MT 59401 ● (406) 727-4200 ● Fax (406) 791-7315

www.davidsoncompanies.com/ecm

(vi)	the net present value of Treasure State with consideration of projected financial results through 2021 (based on 2016-2018 Treasure State budget and projections and Davidson projections in years thereafter that were confirmed by management);

(vii)	the financial terms of certain other similar transactions in the financial institutions industry, to the extent publicly available;

(viii)	the market and trading characteristics of public companies and public bank holding companies;

(ix)	the pro forma financial impact of the Merger on GBC, taking into consideration the amounts and timing of the transaction costs and cost savings;

(x)	the net present value of Treasure State and GBCI, on a pro forma basis with the pro forma financial impact of the Merger, with consideration of the projected financial results; and

(xi)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant, including discussions with management and other representatives and advisors of Treasure State concerning the business, financial condition, results of operations and prospects of Treasure State.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Treasure State, and we did not make an independent appraisal or analysis of Treasure State with respect to the Merger. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Treasure State, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in Treasure State’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither Treasure State nor GBCI is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

With respect to the financial forecasts and other analyses provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of Treasure State, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Treasure State as to the future financial performance of Treasure State and the other matters covered thereby, and that the financial results reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of Treasure State that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Treasure State or GBCI or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to Treasure State or GBCI. We have assumed, with your consent, that the respective allowances for loan and lease losses for both Treasure State and GBCI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of Treasure State’s or GBCI’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of Treasure State or GBCI. We did not make an independent evaluation of the quality of Treasure State’s or GBCI’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of Treasure State or GBCI.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on Treasure State or the contemplated benefits of the Merger. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, as of April 9, 2016, reviewed by us.

We have assumed in all respects material to our analysis that Treasure State will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of Treasure State or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Per Share Consideration Value to be paid to the holders of Treasure State Common Stock in the proposed Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Treasure State, or as to the underlying decision by Treasure State to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Treasure State, or any class of such persons, relative to the Per Share Consideration Value to be paid to the holders of Treasure State Common Stock in the Merger, or with respect to the fairness of any such compensation.

We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that Treasure State obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the value of any asset of Treasure State whether at current market prices or in the future, or as to the price at which Treasure State or its assets could be sold in the future.

We have not evaluated the solvency or fair value of Treasure State under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of GBCI. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of Treasure State or GBCI or the ability of Treasure State or GBCI to pay their respective obligations when they come due.

We have acted as Treasure State’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Treasure State has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Treasure State. During the two years preceding the date of this letter, we have provided investment banking and other financial services to GBCI for which we have received customary compensation. Such services during such period have included representing GBCI on M&A transactions.

In the ordinary course of our business, Davidson and its affiliates may actively trade or hold securities of Treasure State or GBCI, and its affiliates for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to Treasure State or GBCI and its affiliates in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by the Davidson Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of Treasure State in connection with and for the purposes of its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of Treasure State should vote or act with respect to the Merger or any matter relating thereto.

This opinion is for the information of the Board of Directors of Treasure State and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that Treasure State is required to make in connection with the Merger if such inclusion is required by applicable law.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration Value to be paid to the holders of Treasure State Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ D.A. Davidson & Co.

D.A. Davidson & Co.

C-4